    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 3, 2000

                                                      REGISTRATION NO. 333-45120
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 2

                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                           ILX LIGHTWAVE CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                   MINNESOTA
                        (STATE OR OTHER JURISDICTION OF
                         INCORPORATION OR ORGANIZATION)

                                      3825
                          (PRIMARY STANDARD INDUSTRIAL
                          CLASSIFICATION CODE NUMBER)

                                   81-0438752
                                (I.R.S. EMPLOYER
                             IDENTIFICATION NUMBER)

                            31950 EAST FRONTAGE ROAD
                             BOZEMAN, MONTANA 59715
                                 (406) 586-1244
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                              LAWRENCE A. JOHNSON
                CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                           ILX LIGHTWAVE CORPORATION
                            31950 EAST FRONTAGE ROAD
                             BOZEMAN, MONTANA 59715
                                 (406) 586-1244
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   COPIES TO:

                                JOHN W. MANNING
                              LAWRENCE T. MARTINEZ
                                MOLLY E. JOSEPH
                              DORSEY & WHITNEY LLP
                             507 DAVIDSON BUILDING
                              8 THIRD STREET NORTH
                           GREAT FALLS, MONTANA 59401
                                 (406) 727-3632
                                CRAIG E. SHERMAN
                                 MEGAN L. MUIR
                                MICHAEL J. BROWN
                               VENTURE LAW GROUP
                           A PROFESSIONAL CORPORATION
                              4750 CARILLON POINT
                           KIRKLAND, WASHINGTON 98033
                                 (425) 739-8700

                            ------------------------

          APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this registration statement.
                            ------------------------

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                 SUBJECT TO COMPLETION, DATED NOVEMBER 3, 2000

PROSPECTUS

                                5,000,000 SHARES

                              [ILX LIGHTWAVE LOGO]
                                  COMMON STOCK

     This is an initial public offering of common stock by ILX Lightwave Corporation. ILX Lightwave is selling 4,500,000 shares of common stock. The selling shareholders identified in this prospectus are offering an additional 500,000 shares of common stock. ILX Lightwave will not receive any of the proceeds from the sale of common stock held by the selling shareholders. We anticipate that the estimated initial public offering price will be between $15.00 and $17.00 per share.

                               ------------------

     No public market currently exists for our common stock. We have applied for quotation of our common stock on the Nasdaq National Market under the symbol ILXL.

                               ------------------

                                                              PER SHARE       TOTAL
                                                              ---------       -----
Initial public offering price...............................   $           $
Underwriting discounts and commissions......................   $           $
Proceeds to ILX Lightwave, before expenses..................   $           $
Proceeds to the selling shareholders, before expenses.......   $           $

     ILX Lightwave and certain of the selling shareholders have granted the underwriters an option for a period of 30 days to purchase up to 396,680 and 353,320 additional shares of common stock, respectively.

                               ------------------

            INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 4.

                               ------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

CHASE H&Q
                       U.S. BANCORP PIPER JAFFRAY
                                                                   WIT SOUNDVIEW
               , 2000

[The inside front cover of the prospectus contains pictures of certain of our products and will include our logo and the text "Innovative Optical Test and Measurement Solutions; Flexible and Upgradeable Product Design; and Advanced Technology and Features."]

                               TABLE OF CONTENTS


                                                                PAGE
                                                                ----
Prospectus Summary..........................................      1
Risk Factors................................................      4
Forward-Looking Statements..................................     12
Use of Proceeds.............................................     13
Dividend Policy.............................................     13
Capitalization..............................................     14
Dilution....................................................     15
Selected Financial Data.....................................     16
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................     17
Business....................................................     26
Management..................................................     37
Principal and Selling Shareholders..........................     45
Certain Transactions........................................     47
Description of Capital Stock................................     48
Shares Eligible for Future Sale.............................     50
Underwriting................................................     52
Legal Matters...............................................     55
Experts.....................................................     55
Where You Can Find More Information.........................     55
Index to Financial Statements...............................    F-1

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before making an investment decision. You should read the entire prospectus carefully, including "Risk Factors" and our financial statements and related notes, before making an investment decision.

                           ILX LIGHTWAVE CORPORATION

     We develop, manufacture and market optical test and measurement equipment designed to enable optical component vendors to increase unit production, improve manufacturing yields, accelerate the development of innovative products and reduce manufacturing costs. Our products are designed to test and measure various optical component characteristics throughout the product development and manufacturing processes. We introduced our first product in 1986 and currently offer test and measurement equipment in 12 product families. We sell our products to over 300 customers and distributors, including Corning Incorporated, JDS Uniphase Corporation and Lucent Technologies, Inc.

     The volume of traffic on telecommunications networks has increased dramatically, largely due to the growth of the Internet. As a result, network service providers are rapidly deploying optical networking systems to significantly increase transmission capacity and provide greater network functionality at a relatively lower cost. Optical networks transmit data using pulses of light transmitted through glass fibers while traditional digital networks are based on electrical signals transmitted over copper wires. The increasing deployment of optical networking systems has in turn fueled demand for optical components. Optical components are devices that produce, send, re-direct and receive signals in optical networks. Ryan Hankin Kent, a telecommunications industry research firm, estimates that the worldwide market for optical components will grow to over $22.5 billion by 2003 from approximately $6.6 billion in 1999.

     The growing demand for optical components has placed an increased focus on optical component vendors' manufacturing processes and capacity. To address competitive pressures and to meet the requirements of next generation optical networking systems, component vendors must develop and manufacture innovative optical components and subsystems. In response to the challenges facing them, optical component vendors are increasingly turning to sophisticated test and measurement equipment to develop innovative products, improve manufacturing operations and ensure the quality of finished products. We believe the rapid growth of the optical components market will create a significant opportunity for manufacturers of optical test and measurement equipment.

     Our products are designed to allow our customers to make quick, accurate and reliable measurements to assess component functionality and diagnose manufacturing faults. The modular design of many of our products allows our customers to add functionality as their test needs grow and optical technology advances. Because our products are designed for specific sub-segments of the optical components market, they offer our customers a focused solution that tests specific component characteristics and is closely aligned with their manufacturing and product design needs. Our sales, customer service and marketing engineers frequently solicit feedback from our customers to help focus and direct our new development activities in order to keep pace with technological advances in our industry.

     Our objective is to be the leading provider of optical test and measurement equipment for the optical components market. We leverage our 14 years of experience in developing advanced optical test and measurement equipment to provide our customers with innovative solutions designed to meet their complex and rapidly changing requirements. We will continue to focus on high-growth areas in the optical components market and to collaborate with leading optical component vendors. In addition, we plan to expand our sales, marketing and customer service resources, enhance our product development process and pursue strategic acquisitions. We believe that this strategy will enable us to continue to develop and introduce innovative optical test and measurement equipment that will broaden our product lines and further establish our products as strategic tools for the optical components market.

     We were founded in 1986. Our principal executive offices are located at 31950 East Frontage Road, Bozeman, Montana 59715 and our telephone number is
(406) 586-1244.

                                  THE OFFERING


Common stock offered by ILX Lightwave Corporation...........  4,500,000 shares
Common stock offered by the selling shareholders............  500,000 shares
Common stock to be outstanding after this offering..........  36,280,348 shares
Use of proceeds.............................................  To repay approximately $1.2 million of indebtedness and for working
                                                              capital and general corporate
                                                              purposes, including expansion of
                                                              our manufacturing facilities and
                                                              potential acquisitions. See "Use of
                                                              Proceeds."
Proposed Nasdaq National Market symbol......................  ILXL


                           -------------------------

     Unless otherwise noted, the information in this prospectus:


     - assumes 31,780,348 shares of common stock outstanding at September 30, 2000, which reflects a three-for-one stock split on July 13, 2000 and a four-for-one stock split on August 24, 2000;



     - excludes approximately 7,535,600 shares of common stock reserved for issuance under our stock option plans, 4,326,200 of which were covered by outstanding options at September 30, 2000 with a weighted average exercise price of $1.40 per share and 3,209,400 of which were available for future grants;


     - excludes 600,000 shares of common stock reserved for issuance under our employee stock purchase plan; and

     - assumes that the underwriters' over-allotment option will not be exercised.

                             SUMMARY FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The table below sets forth summary financial information for the periods indicated. It is important that you read this information together with the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the related notes included elsewhere in this prospectus.


                                                                                       NINE MONTHS
                                                            YEAR ENDED                    ENDED
                                                           DECEMBER 31,               SEPTEMBER 30,
                                                   -----------------------------    ------------------
                                                    1997       1998       1999       1999       2000
                                                   -------    -------    -------    -------    -------
INCOME STATEMENT DATA:
  Sales........................................    $ 7,566    $11,848    $17,404    $12,335    $28,708
  Cost of sales................................      3,079      5,091      7,754      5,255     12,193
                                                   -------    -------    -------    -------    -------
     Gross margin..............................      4,487      6,757      9,650      7,080     16,515
  Total operating expenses.....................      3,149      4,668      6,174      4,308      8,723
                                                   -------    -------    -------    -------    -------
  Operating income.............................      1,338      2,089      3,476      2,772      7,792
  Other income (expense), net..................         49        111         53         48        (73)
                                                   -------    -------    -------    -------    -------
  Income before income taxes...................      1,387      2,200      3,529      2,820      7,719
  Income tax expense...........................        483        772      1,269      1,015      3,038
                                                   -------    -------    -------    -------    -------
  Net income...................................    $   904    $ 1,428    $ 2,260    $ 1,805    $ 4,681
                                                   =======    =======    =======    =======    =======
  Net income per share(1):
     Basic.....................................    $  0.02    $  0.03    $  0.06    $  0.04    $  0.14
                                                   =======    =======    =======    =======    =======
     Diluted...................................    $  0.02    $  0.03    $  0.05    $  0.04    $  0.13
                                                   =======    =======    =======    =======    =======
  Shares used in computing net income per
     share(1):
     Basic.....................................     44,052     42,345     39,933     40,899     33,502
                                                   =======    =======    =======    =======    =======
     Diluted...................................     44,390     43,168     41,313     42,254     36,544
                                                   =======    =======    =======    =======    =======



                                                                   SEPTEMBER 30, 2000
                                                                -------------------------
                                                                ACTUAL     AS ADJUSTED(2)
                                                                -------    --------------
BALANCE SHEET DATA:
     Cash and cash equivalents..............................    $ 1,252       $66,131
     Working capital........................................      8,782        73,194
     Total assets...........................................     16,438        81,317
     Long-term debt, less current portion...................        739            --
     Shareholders' equity...................................      9,743        75,828


------------------------------
(1) See note 1 of the notes to our financial statements for an explanation of the determination of the number of weighted average shares used to compute basic and diluted net income per share.

(2) The as adjusted information in the above balance sheet data table is adjusted to reflect the sale of 4,500,000 shares of common stock offered by us in this offering at an assumed initial public offering price of $16.00 per share, after deducting the estimated underwriting discounts and commissions and the estimated offering expenses.

                                  RISK FACTORS

     Before investing in our common stock, you should be aware that various risks are involved, including those described below. The occurrence of any of the following risks could have a material adverse effect on our business, financial condition and results of operations. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment. Before making a decision to buy our common stock, you should carefully consider the risks described below as well as the other information in this prospectus, including our financial statements and the related notes.

                         RISKS RELATING TO OUR BUSINESS

WE FACE INTENSE COMPETITION IN OUR MARKETS, AND IF WE FAIL TO COMPETE SUCCESSFULLY, OUR OPERATING RESULTS WILL SUFFER.

     The markets for our products are intensely competitive. We expect the intensity of competition to increase in the future from both existing and new competitors. We compete in specialized market segments against a relatively limited number of companies. We also face competition in some of our markets from our existing and potential customers who have developed or may develop products that are competitive to ours. Many of our current and potential competitors, such as Agilent Technologies, Inc., Ando Electric Co., Ltd., EXFO Electro-Optical Engineering Inc. and Newport Corporation, may have longer operating histories, greater name recognition and substantially greater financial, technical, marketing, management, service, support and other resources than we do. In addition, many of our competitors have well-established relationships with our current or potential customers and have an extensive knowledge of our industry. Therefore, they may be able to respond more quickly than we can to new or changing opportunities, technologies, standards or customer requirements. Other competitors are smaller and highly specialized companies that focus on only one aspect of our markets or in selected geographic regions. We may not be able to compete successfully in the future against existing or new competitors. Competitive pressures may force us to reduce our prices, which could negatively affect our operating results. Consolidation in the optical test and measurement or in the optical component industries could also intensify the competitive pressures that we face. If we do not respond adequately to competitive challenges, our business and results of operations would be harmed.

WE ARE DEPENDENT ON A FEW KEY CUSTOMERS FOR A SIGNIFICANT AMOUNT OF OUR SALES AND THE LOSS OF ONE OR MORE OF THESE CUSTOMERS, OR A SIGNIFICANT REDUCTION IN ORDERS BY ANY OF THESE CUSTOMERS, COULD SIGNIFICANTLY REDUCE OUR SALES.


     In the nine months ended September 30, 2000, Corning Incorporated and Lucent Technologies, Inc. accounted for approximately 22% and 10% of our sales, respectively. In the year ended December 31, 1999, Corning Incorporated and Lucent Technologies, Inc. accounted for approximately 26% and 11% of our sales, respectively. None of our customers are presently obligated to purchase a specific amount of our products or to provide us with binding forecasts of purchases for any period. We anticipate that a significant amount of our sales will continue to come from a relatively small number of customers. The loss of any of these customers or a significant reduction in sales to these customers could adversely affect our sales and operating results. In addition, if our customers consolidate, they may reduce purchases of our products.

WE RELY ON A LIMITED NUMBER OF SUPPLIERS FOR, AND MAY EXPERIENCE DIFFICULTY IN OBTAINING, CERTAIN KEY COMPONENTS AND MATERIALS USED TO MANUFACTURE OUR PRODUCTS.

     We depend on a limited number of suppliers for some of the key components and materials used to manufacture our products. In the year ended December 31, 1999, two of our suppliers accounted for approximately 47% of our total inventory purchases. Substantially all our orders are placed through individual purchase orders and, therefore, our suppliers may stop supplying materials to us at any time. We have experienced shortages and delays in obtaining key components in the past and we may continue to experience shortages and delays in the future. We are unable to predict the length of any shortages or delays. In the case of some materials in short supply, suppliers have imposed strict allocations that limit the number of components and materials that they will supply to a given customer in a specific time period. In the past, suppliers have made selective allocations that adversely affected us and these suppliers may choose, in the future, to increase allocations to larger, more established companies. Our inability to obtain from current or alternative suppliers sufficient quantities of the materials used in our products in a timely manner could interrupt or slow the manufacture of our products and could result in the cancellation of orders for our products. We may not be able to identify, qualify and integrate alternative sources of supply in a timely fashion, or at all. Any transition to alternative suppliers may result in delays in shipment and increased costs and may limit our ability to deliver products to our customers in a timely manner.

THE CURRENT WORLDWIDE SHORTAGE OF LASERS MAY ADVERSELY AFFECT OUR ABILITY TO OBTAIN AN ADEQUATE SUPPLY OF LASERS, WHICH COULD ADVERSELY IMPACT OUR MANUFACTURING OPERATIONS, SALES AND OPERATING RESULTS.

     The recent rapid growth in demand for optical networking products has caused a worldwide shortage of lasers, which are the key component in a number of our products. We have experienced shortages and delays in obtaining lasers in the past and we may continue to experience shortages and delays in the future. We may be unable to predict the length of any shortages or delays in the future. Our inability to obtain an adequate and timely supply of lasers or other key components from our existing suppliers or any future suppliers could interrupt or slow our manufacturing process and increase our manufacturing costs, which would harm our business and adversely affect our operating results.

OUR QUARTERLY OPERATING RESULTS ARE SUBJECT TO SIGNIFICANT FLUCTUATIONS AND YOU SHOULD NOT RELY ON THEM AS AN INDICATION OF OUR FUTURE PERFORMANCE.

     From time to time, we have experienced significant fluctuations in our operating results. Our quarterly operating results may fluctuate as a result of a variety of factors, including those listed below, many of which are outside of our control. If our quarterly results fall below the expectations of investors or securities analysts, the price of our common stock could decline substantially. Factors that could cause fluctuations in our quarterly operating results include the following:

     - demand in the optical networking industry;

     - market acceptance of any new or enhanced versions of our products;

     - changes in our pricing policies or in the pricing policies of our competitors or suppliers;

     - the availability and cost of key components and materials we use to manufacture our products;

     - the size and timing of customer and distributor orders within a given quarter and our ability to fulfill these orders on a timely basis;

     - the degree to which our customers have allocated and spent their yearly budgets;

     - variations in the mix of products we sell;

     - the timing of our new product introductions or those of our competitors;

     - the relative percentages of our products sold domestically and internationally;

     - the relative percentages of our products sold by our direct sales force and our distributors; and

     - the length of our product sales cycle.

     Most of our operating expenses are relatively fixed in the short term and our expense levels are based in part on our expectations regarding future sales. As a result, if sales for a particular quarter were below our expectations, we would not be able to proportionally reduce operating expenses for that quarter. This revenue shortfall would have a disproportionate effect on our expected operating results for that quarter.

IF WE FAIL TO RESPOND EFFECTIVELY TO RAPIDLY CHANGING TECHNOLOGY AND EVOLVING INDUSTRY STANDARDS, OUR BUSINESS AND OPERATING RESULTS WILL SUFFER.

     The markets for our products are characterized by rapid technological change, evolving industry standards, changes in customer requirements and new product introductions and enhancements. Competing products based on new technologies or emerging industry standards may perform better or cost less than our products and could render our products obsolete or unmarketable. If we are unable to develop new and enhanced products on a timely basis that respond to changing technology and standards and satisfy the needs of our customers, our business and operating results will suffer. We depend to a significant extent upon our ability to enhance our existing products and introduce new products, to address the demands of the marketplace and to be price competitive. We cannot be certain that we will be successful in developing, manufacturing and marketing product enhancements or new products on a timely or cost-effective basis, or that these products, if developed, will achieve market acceptance.

WE ARE HIGHLY DEPENDENT ON THE GROWTH OF THE OPTICAL NETWORKING MARKET AND OUR CUSTOMERS WHO SERVE THIS MARKET.

     Most of our current and expected future business comes from sales to companies that manufacture components for optical networking systems. The majority of the remainder comes from sales to companies that manufacture optical networking systems. The rapid deployment of optical networking systems is causing increased demand for optical components, which has led to increased demand for optical test and measurement equipment. Because our customers face uncertainties with regard to the rate of growth and changing requirements of the optical networking market, their products and components may not achieve, or continue to achieve, anticipated levels of market acceptance. If our customers are unable to deliver products that gain market acceptance, it is likely that these customers will not purchase our products or will purchase smaller quantities of our products. A failure of our customers' products to gain market acceptance, or a failure of the optical networking market as a whole to grow significantly, would have a negative effect on our business and results of operations.

IF WE FAIL TO PROPERLY MANAGE AND SUPPORT OUR EXPANDING OPERATIONS, WE MAY NOT BE ABLE TO SUCCESSFULLY EXECUTE OUR BUSINESS STRATEGY AND TAKE ADVANTAGE OF MARKET OPPORTUNITIES.


     Our ability to successfully offer our products and implement our business plan in a rapidly evolving market requires effective management and business planning. We have substantially expanded our business and operations since June 30, 1999. We have increased our number of employees from 99 at June 30, 1999 to 217 at September 30, 2000. We also plan to significantly expand our manufacturing and office facilities in Bozeman, Montana and Boulder, Colorado by the middle of 2001. Our business expansion has placed, and is expected to continue to place, a significant strain on our managerial, administrative, operational, financial and other resources. Our executive officers have limited experience operating a public company. To manage our anticipated growth and execute our business strategy effectively, we will need to expand and improve our financial, operational and information systems, procedures and controls; and to hire, train and integrate new personnel. Our failure to effectively manage our growth could adversely impact our ability to take advantage of market opportunities.

IF WE ARE UNABLE TO ATTRACT AND RETAIN QUALIFIED PERSONNEL, OUR BUSINESS AND OPERATING RESULTS WILL SUFFER.

     Our success depends largely upon our ability to attract, train, motivate and retain highly skilled employees. Competition for engineers, sales and other personnel in the technology industry is intense, particularly for employees with expertise in optical networking and manufacturing. If we fail to retain and recruit sufficient numbers of employees with the experience and skills we need, our business and operating results will suffer. Because our headquarters and primary manufacturing facility are located in Bozeman, Montana, we must often recruit qualified employees from outside the vicinity of our headquarters, which may also put us at a competitive disadvantage.

     In addition, we must provide significant training for our growing employee base due to the highly specialized nature of our products. Our current engineering personnel may be inadequate and we may fail to integrate and train new employees. Highly skilled employees with the education and training that we require, especially employees with significant experience in optical networking, are in high demand. Once trained, our employees may be hired by our competitors.

IF WE LOSE MEMBERS OF OUR MANAGEMENT TEAM, PARTICULARLY LAWRENCE A. JOHNSON, OUR FOUNDER, CHAIRMAN, CHIEF EXECUTIVE OFFICER AND PRESIDENT, OUR BUSINESS OPERATIONS COULD BE SEVERELY DISRUPTED.

     Our success depends to a significant degree upon the skills, experience and performance of our senior management, engineering, sales, marketing, service, support and other key personnel. Specifically, we believe that our future success is highly dependent on Lawrence A. Johnson, our founder, Chairman, Chief Executive Officer and President. If we lose the services of Dr. Johnson or other key personnel, our business would be severely disrupted and seriously harmed. We do not have employment agreements with any of our employees. We do not maintain "key person" life insurance policies on any of our employees except Dr. Johnson. This life insurance policy is not sufficient to compensate us for the loss of his services.

THE GROSS MARGINS OF OUR EXISTING PRODUCTS COULD DECLINE.

     Our industry is intensely competitive and prices for optical test and measurement equipment will likely decline in the future. These price declines will result from factors such as:

     - increased competition for business;

     - a limited number of potential customers;

     - competition from companies with lower labor and production costs;

     - introduction of new products by competitors; and

     - greater economies of scale for higher-volume manufacturers.

     We may have to increase our manufacturing capacity and our unit volume sold in order to maintain our existing margins. If we add capacity, our fixed costs will increase the level of sales necessary to maintain operating margins. If we are unable to continuously reduce our manufacturing costs or introduce new products with higher margins, our gross margins could decline.

FUTURE ACQUISITIONS COULD DISRUPT OUR BUSINESS AND HARM OUR FINANCIAL CONDITION.

     In order to remain competitive, we may find it necessary to acquire additional businesses, products and technologies. In the event that we do complete an acquisition, we could be required to do one or more of the following:

     - issue equity securities, which would dilute current shareholders;

     - incur substantial debt;

     - assume contingent liabilities;

     - incur a one-time charge; or

     - amortize goodwill and other intangible assets.

     We may not be able to successfully integrate the technologies, products, personnel or operations of companies that we acquire. These difficulties could disrupt our business, divert management resources and increase our expenses.

OUR PRODUCTS HAVE IN THE PAST AND MAY IN THE FUTURE HAVE UNFORESEEN DEFECTS THAT COULD HARM OUR OPERATING RESULTS.

     As a result of their complexity, our products have in the past and may in the future contain undetected errors or compatibility problems. Despite our internal testing and quality assurance procedures, errors may exist in our products and may not be found until they have been fully deployed and operated under peak stress conditions. As a result, we could incur substantial expenses in repairing any defects or undetected errors. In addition, any errors or defects in our products could harm our reputation, divert management and other resources, impede market acceptance of our products and adversely affect our operating results.

WE COULD INCUR SUBSTANTIAL COSTS AS A RESULT OF WARRANTY OR PRODUCT LIABILITY CLAIMS.

     Our products are designed to help optical component vendors and network system providers ensure product functionality and network reliability. The failure of our products to perform to customer expectations could give rise to warranty or product liability claims. We generally provide a limited one-year warranty on all of our products. We carry product liability insurance that we consider adequate. However, a successful claim against us for an amount exceeding our policy limit would force us to use our own resources to pay the claim, which could harm our reputation, result in a reduction of our working capital available for other uses, increase our expenses and have a negative effect on our operating results.

IF WE FAIL TO PREDICT OUR MATERIAL REQUIREMENTS ACCURATELY, WE COULD HAVE EITHER INSUFFICIENT INVENTORY OR EXCESS INVENTORY, BOTH OF WHICH COULD CAUSE US TO INCUR ADDITIONAL COSTS OR EXPERIENCE MANUFACTURING DELAYS.

     We generally provide forecasts of our requirements to some of our major suppliers up to six months prior to scheduled delivery of products to our customers. It is very important that we accurately predict both the demand for our products and the lead times required to obtain the necessary components and materials. Lead time for some components and materials that we procure can vary significantly and may depend on factors such as the procedures of, or our supply terms with, a specific supplier, as well as industry-wide demand for each component at a given time. If we underestimate our requirements, we may have an inadequate inventory of materials. Inadequate inventory could interrupt the manufacture of our products and result in delays in shipments. If we overestimate our requirements, we may have excess inventory, which could increase our costs, harm our relationships with our suppliers due to reduced future orders and, in our rapidly changing market, leave us with inventory that is obsolete.

WE FACE SIGNIFICANT RISKS FROM DOING BUSINESS IN FOREIGN COUNTRIES.


     Our business is subject to risks inherent in conducting business internationally. In the nine months ended September 30, 2000, and the years ended December 31, 1999, 1998 and 1997, our international sales accounted for approximately 30%, 29%, 22% and 33%, respectively, of our sales. We expect that our international sales will continue to account for a significant percentage of our sales for the foreseeable future. Our international sales will be limited if we cannot maintain and establish relationships with international distributors and expand and manage our international sales channels. As a result of our international operations, we face various risks, which include:


     - adverse currency fluctuations;

     - challenges of administering our business globally, including difficulties in staffing and managing our offices in the United Kingdom and Japan;

     - reliance on third party distributors;

     - compliance with multiple and potentially conflicting regulatory requirements, including export requirements, tariffs and other trade barriers;

     - adverse changes in the economic or political conditions in countries or regions where we sell our products;

     - longer accounts receivable cycles;

     - overlapping or differing tax structures; and

     - differing protection of intellectual property.

     As a result of our international operations, fluctuations in currency exchange rates could affect the sales price in local currencies of our products in international markets, potentially making our products less competitive. In addition, exchange rate fluctuations could increase the costs and expenses of our international operations or require us to modify our current business practices. Our failure to manage any of these risks could significantly harm our business and results of operations.

OUR PRODUCTS MAY BE REQUIRED TO CONFORM TO NEW AND UNFORESEEN REGULATORY OR CUSTOMER REQUIREMENTS, WHICH COULD INCREASE OUR COSTS AND CAUSE OUR OPERATING RESULTS TO SUFFER.

     Our products are designed to conform to the regulatory requirements of the countries in which they are marketed. For example, all of our products shipped to Europe must bear the CE mark, which indicates that our products have complied with the obligations required to distribute our products in the European market. In the event that the technical regulations applicable in a given country are in any way changed, we may be required to modify, redesign or recall some of our products in order to continue participating in that market. In addition, our products must meet our customers' requirements which, given the rapid pace of technological change in our industry, may change frequently. These changes could increase manufacturing costs and could create technical advantages for products marketed by our competitors.

OUR INABILITY TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS COULD HARM OUR
  BUSINESS.

     We rely on trade secrets and confidentiality agreements with employees and third parties to protect our intellectual property, both of which offer only limited protection. In the past, we have not devoted resources to obtain patent, copyright or trademark protection of our technologies. Consequently, none of our technology is currently patented and we hold no copyrights or trademarks. In addition, the laws of other countries in which we market our products may afford little or no effective protection of our proprietary technology. Third parties may infringe our intellectual property rights or devise designs that circumvent our intellectual property. We may not be able to detect unauthorized use of our intellectual property or effectively enforce our rights. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation could result in substantial costs and diversion of management resources, either of which could harm our business.

IF ANY THIRD PARTIES CLAIM THAT WE INFRINGE UPON THEIR INTELLECTUAL PROPERTY RIGHTS, WE COULD FACE SUBSTANTIAL LICENSING OR LITIGATION COSTS, OR COULD BE FORCED TO STOP SELLING SOME OF OUR PRODUCTS.

     Our products are complex and include substantial amounts of technology. Third parties who believe that our products infringe upon their intellectual property may assert such rights, which could result in litigation. Any litigation over intellectual property rights, whether with or without merit, would be time consuming, expensive and distracting to our management. Litigation could also subject us to extensive liabilities, including monetary damages and injunctions preventing us from selling some of our products. Moreover, we could be forced to enter into licensing agreements or sell the rights to our products or technology on unfavorable terms, in order to avoid claims of infringement. Unfavorable outcomes regarding claims of infringement of the intellectual property rights of third parties could harm our business.

                         RISKS RELATED TO THIS OFFERING

THE SIGNIFICANT CONTROL OVER SHAREHOLDER VOTING MATTERS THAT MAY BE EXERCISED BY OUR EXECUTIVE OFFICERS AND DIRECTORS WILL DEPRIVE YOU OF THE ABILITY TO INFLUENCE CORPORATE ACTIONS.


     After this offering, our executive officers and directors and their family members will control approximately 83.3% of the outstanding common stock. Lawrence A. Johnson, our founder, Chairman, Chief Executive Officer and President, and members of his family, will control approximately 71.6% of the outstanding common stock after this offering. This concentration of ownership may have the effect of delaying, preventing or deterring a change in our control, could deprive our shareholders of an opportunity to receive a premium for their common stock as part of a sale of our company and might affect the market price of shares of our common stock.


OUR SHARE PRICE MAY BE HIGHLY VOLATILE AND COULD DECLINE UNEXPECTEDLY.

     Following this offering, the price for shares of our common stock could be highly volatile and subject to wide fluctuations in response to the following factors:

     - quarterly variations in our operating results;

     - announcements of new product introductions by us or our competitors;

     - changes in investor perception of us or the market for our products;

     - changes in financial estimates by securities analysts; and

     - changes in general economic and market conditions.

     The stocks of many technology companies have experienced significant fluctuations in trading price and volume. Often these fluctuations have been unrelated to the operating performance of these companies. In particular, following initial public offerings, the market prices for stocks of technology companies often reach unsustainable levels that bear no established relationship to the operating performance of these companies. These broad market and industry factors may significantly affect the market price of our common stock, regardless of our actual operating performance. Declines in the market price of our common stock could also harm employee morale and retention, limit our access to capital and affect other aspects of our business.

ANTI-TAKEOVER PROVISIONS IN OUR CHARTER DOCUMENTS AND MINNESOTA LAW COULD PREVENT OR DELAY A CHANGE IN CONTROL OF OUR COMPANY.

     Provisions of our articles of incorporation and bylaws and Minnesota law may discourage, delay or prevent a merger or acquisition that a shareholder may consider favorable and may limit the market price of our common stock. These provisions include the following:

     - establishing a classified board in which only a portion of the total board members will be elected at each annual meeting;

     - authorizing the board to issue preferred stock;

     - prohibiting cumulative voting in the election of directors; and

     - limiting the persons who may call special meetings of shareholders.

     In addition, the Minnesota Control Share Acquisition Act and the Minnesota Business Corporation Act may make it more difficult for third parties to secure control of the company or to complete an acquisition. These acts may discourage unsolicited takeover offers, which could deprive our shareholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

FUTURE SALES BY EXISTING SHAREHOLDERS COULD DEPRESS THE MARKET PRICE OF OUR
  COMMON STOCK.


     If our existing shareholders sell a large number of shares of our common stock, the market price of the common stock could decline significantly. Moreover, the perception in the public market that our existing shareholders might sell shares of common stock could depress the market price of our common stock. Immediately after this offering, our existing shareholders will hold approximately 31,280,348 shares. All of these shares are subject to lock-up agreements restricting their sale for 180 days after the effective date of the registration statement, of which this prospectus is a part. Thereafter, virtually all of these shares will be available for resale in the public market subject to volume restrictions.



     After this offering, we intend to register approximately 8,885,600 shares of our common stock that we have issued or may issue under our stock plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements restricting their sale for 180 days after the effective date of the registration statement, of which this prospectus is a part.

                           FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements in "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential" or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks outlined under "Risk Factors," that may cause our or our industry's actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assume responsibility for the accuracy and completeness of these statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results.

                                USE OF PROCEEDS

     We will receive net proceeds of approximately $66.1 million from the sale of shares of common stock by us in this offering at the assumed initial public offering price of $16.00 per share after deducting underwriting commissions and discounts and estimated offering expenses. We will not receive any of the proceeds from the sale of shares by the selling shareholders.


     The principal purposes of this offering are to obtain additional working capital for the expansion of our manufacturing capacity and the pursuit of other growth opportunities, to create a public market for our common stock and to facilitate future access to public markets. We will use approximately $1.2 million of the net proceeds of this offering to repay a note issued to finance the repurchase of shares of our common stock from a third party in April 2000. The note matures in April 2003 and bears interest at a rate equal to prime plus 1.5%, or 11% at September 30, 2000.


     In addition, we may use a portion of the net proceeds to acquire complementary products, technologies or businesses. We currently have no commitments or agreements and are not involved in any negotiations to make any such acquisitions. Pending use of the net proceeds of this offering, we intend to invest the net proceeds in interest-bearing, investment-grade securities.

                                DIVIDEND POLICY

     We currently intend to retain any future earnings to finance the growth and development of our business and therefore do not anticipate paying any cash dividends in the foreseeable future. Our current loan agreement limits the payment of cash dividends on our common stock.

                                 CAPITALIZATION


     The following table sets forth our capitalization as of September 30, 2000:


     - on an actual basis; and

     - on a pro forma as adjusted basis to give effect to our receipt of the net proceeds from the sale of 4,500,000 shares of common stock in this offering by us at an assumed initial public offering price of $16.00 per share.

     This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the related notes that appear elsewhere in this prospectus.


                                                                    SEPTEMBER 30, 2000
                                                                --------------------------
                                                                 ACTUAL       AS ADJUSTED
                                                                ---------    -------------
                                                                (IN THOUSANDS EXCEPT SHARE
                                                                     DATA, UNAUDITED)
Long-term debt, less current portion........................     $   739        $    --
Shareholders' equity:
     Common stock, $.01 par value, 50,000,000 shares
      authorized, 31,780,348 shares issued and outstanding
      actual, 36,280,348 shares issued and outstanding as
      adjusted..............................................         318            363
     Additional paid-in capital.............................       5,257         71,297
     Deferred compensation..................................      (4,601)        (4,601)
     Retained earnings......................................       8,846          8,846
     Notes receivable secured by common stock...............         (77)           (77)
                                                                 -------        -------
          Total shareholders' equity........................     $ 9,743        $75,828
                                                                 -------        -------
            Total capitalization............................     $10,482        $75,828
                                                                 =======        =======


     This table excludes the following shares:


     - 4,326,200 shares of common stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $1.40 per share;



     - 3,209,400 shares of common stock available for future grant under our stock option plans; and


     - 600,000 shares of common stock available for issuance under our employee stock purchase plan.

                                    DILUTION

     If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering. Net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding.


     Our net tangible book value as of September 30, 2000 was $9.7 million, or approximately $0.31 per share. After giving effect to our sale of the 4,500,000 shares by us of common stock in this offering at an assumed initial public offering price of $16.00 per share, less estimated underwriting discounts and commissions and estimated offering expenses, our pro forma net tangible book value as of September 30, 2000 would have been approximately $75.8 million, or $2.09 per share. This represents an immediate increase in pro forma net tangible book value of $1.78 per share to existing shareholders and an immediate dilution in pro forma net tangible book value of $13.91 per share to purchasers of common stock in this offering. The following table illustrates this dilution:



Assumed initial public offering price per share.............             $16.00
          Net tangible book value per share as of September
            30, 2000........................................    $0.31
          Increase per share attributable to new
            investors.......................................     1.78
                                                                -----
Pro forma as adjusted net tangible book value per share
  after the offering........................................               2.09
                                                                         ------
Dilution per share to new investors.........................             $13.91
                                                                         ======



     The following table sets forth, on a pro forma as adjusted basis as of September 30, 2000 the differences between the number of shares of common stock purchased, the total consideration paid and the average price per share paid by the existing shareholders and the new investors purchasing shares of common stock in this offering:



                                    SHARES PURCHASED        TOTAL CONSIDERATION
                                  ---------------------    ----------------------      AVERAGE PRICE
                                    NUMBER      PERCENT      AMOUNT       PERCENT        PER SHARE
                                  ----------    -------    -----------    -------    -----------------
    Existing shareholders.....    31,780,348     87.6%     $   734,768      1.0%          $ 0.02
    New public investors......     4,500,000     12.4       72,000,000     99.0            16.00
                                  ----------     ----      -----------     ----
              Total...........    36,280,348      100%     $72,734,768      100%
                                  ==========     ====      ===========     ====


     The above tables exclude the following shares:


     - 4,362,000 shares issuable upon exercise of outstanding options at a weighted average exercise price of $1.40 per share;



     - 3,209,400 shares of common stock available for future grant under our stock option plans; and


     - 600,000 shares of common stock available for issuance under our employee stock purchase plan.


     If exercisable options to purchase 4,362,000 shares of common stock had been exercised as of September 30, 2000, our pro forma net tangible book value per share as of that date would have been $2.02 and dilution to new investors would have been $13.98 per share. See "Capitalization" and "Management -- Employee Benefit Plans."

                            SELECTED FINANCIAL DATA


     The following selected financial data for the years ended December 31, 1997, 1998, and 1999 and the balance sheet data as of December 31, 1998 and 1999, are derived from our audited financial statements included elsewhere in this prospectus. The statements of income data for the years ended December 31, 1995 and 1996, and the balance sheet data as of December 31, 1995, 1996, and 1997 are derived from our audited financial statements, which are not included in this prospectus. The selected financial data as of September 30, 2000, and for the nine months ended September 30, 1999 and 2000 are derived from unaudited financial statements which, in the opinion of our management, reflect all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and results of operations for these periods.



                                                                                                     NINE MONTHS
                                                                                                        ENDED
                                                         YEAR ENDED DECEMBER 31,                    SEPTEMBER 30,
                                            --------------------------------------------------    ------------------
                                             1995       1996       1997      1998       1999       1999       2000
                                            -------    -------    ------    -------    -------    -------    -------
                                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
     Sales..............................    $ 5,131    $ 5,104    $7,566    $11,848    $17,404    $12,335    $28,708
     Cost of sales(1)...................      2,057      2,283     3,079      5,091      7,754      5,255     12,193
                                            -------    -------    ------    -------    -------    -------    -------
          Gross margin..................      3,074      2,821     4,487      6,757      9,650      7,080     16,515
                                            -------    -------    ------    -------    -------    -------    -------
     Operating expenses:
          Marketing and sales(2)........      1,165      1,107     1,452      1,934      2,474      1,779      3,280
          Research and development(3)...        804      1,012     1,057      1,888      2,322      1,649      3,472
          General and
            administrative(4)...........        450        510       640        846      1,378        880      1,971
                                            -------    -------    ------    -------    -------    -------    -------
               Total operating
                 expenses...............      2,419      2,629     3,149      4,668      6,174      4,308      8,723
                                            -------    -------    ------    -------    -------    -------    -------
     Operating income...................        655        192     1,338      2,089      3,476      2,772      7,792
     Other income (expense), net........         18         11        49        111         53         48        (73)
                                            -------    -------    ------    -------    -------    -------    -------
     Income before income taxes.........        673        203     1,387      2,200      3,529      2,820      7,719
     Income tax expense.................        250         65       483        772      1,269      1,015      3,038
                                            -------    -------    ------    -------    -------    -------    -------
     Net income.........................    $   423    $   138    $  904    $ 1,428    $ 2,260    $ 1,805    $ 4,681
                                            =======    =======    ======    =======    =======    =======    =======
     Net income per share:(5)
          Basic.........................    $  0.01    $    --    $ 0.02    $  0.03    $  0.06    $  0.04    $  0.14
                                            =======    =======    ======    =======    =======    =======    =======
          Diluted.......................    $  0.01    $    --    $ 0.02    $  0.03    $  0.05    $  0.04    $  0.13
                                            =======    =======    ======    =======    =======    =======    =======
     Dividends per common share.........    $    --    $    --    $ .002    $    --    $    --    $    --    $    --
                                            =======    =======    ======    =======    =======    =======    =======
     Shares used in computing net income
       per share:(5)
          Basic.........................     44,462     44,178    44,052     42,345     39,933     40,899     33,502
                                            =======    =======    ======    =======    =======    =======    =======
          Diluted.......................     44,462     44,178    44,390     43,168     41,313     42,254     36,544
                                            =======    =======    ======    =======    =======    =======    =======



                                                                    DECEMBER 31,
                                                ----------------------------------------------------    SEPTEMBER 30,
                                                 1995        1996        1997        1998      1999         2000
                                                ------      ------      ------      ------    ------    -------------
                                                                           (IN THOUSANDS)
BALANCE SHEET DATA:
     Cash and cash equivalents..............    $1,116      $  842      $2,000      $1,889    $1,041       $ 1,252
     Working capital........................     2,591       2,583       3,348       3,714     4,689         8,782
     Total assets...........................     3,786       3,611       5,299       6,200     7,228        16,438
     Long-term debt, less current portion...        99          56          12          --        --           739
     Shareholders' equity...................     3,106       3,148       3,971       4,614     5,835         9,743


------------------------------

(1)Includes $93 of amortization of deferred stock compensation for the nine months ended September 30, 2000.


(2)Includes $318 of amortization of deferred stock compensation for the nine months ended September 30, 2000.


(3)Includes $55 of amortization of deferred stock compensation for the nine months ended September 30, 2000.


(4)Includes $12 of amortization of deferred stock compensation and $151 of expense related to nondeferred stock options for the nine months ended September 30, 2000.


(5) See note 1 of the notes to our financial statements for an explanation of the determination of the number of weighted average shares used to compute basic and diluted net income per share.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis of our financial condition and results of operations should be read in conjunction with "Selected Financial Data" and our financial statements and related notes appearing elsewhere in this document.

OVERVIEW

     We develop, manufacture and market optical test and measurement equipment designed to enable optical component vendors to increase unit production, improve manufacturing yields, accelerate the development of innovative products and reduce manufacturing costs. We introduced our first product in 1986 and currently offer test and measurement equipment in 12 product families. We are able to leverage our 14 years of experience in developing advanced optical test and measurement equipment to provide our customers with innovative solutions designed to meet their complex and rapidly changing requirements.


     We sell our products primarily to optical component vendors in the telecommunications market and also to optical systems vendors as well as other companies. We sell our products to over 300 customers and distributors, including Agilent Technologies, Inc., Corning Incorporated, Corvis Corporation, JDS Uniphase Corporation, Lucent Technologies, Inc. and Nortel Networks Corporation. In the nine months ended September 30, 2000, Corning Incorporated and Lucent Technologies, Inc. accounted for approximately 22% and 10% of our sales, respectively. In the year ended December 31, 1999, Corning Incorporated and Lucent Technologies accounted for approximately 26% and 11% of our sales, respectively.



     We market and sell our products through our direct sales force in North America and primarily through distributors in international markets. For the nine months ended September 30, 2000 and the year ended December 31, 1999, 70% and 71%, respectively, of our sales were in North America, with the remainder primarily in Europe and Japan. Substantially all of our sales are made on the basis of purchase orders rather than long-term agreements or requirements contracts. As a result, we commit resources to development and production of products without receiving advance or long-term purchase commitments from customers. We recognize revenue from the sale of our products at the time title passes to the customer, which is typically when products are shipped to domestic customers and when received by international customers. We generally provide a limited one-year warranty on all of our products and accrue estimated warranty costs at the time of sale.



     Most of our executive, finance and administrative personnel are located at our headquarters in Bozeman, Montana. We opened our Boulder, Colorado facility in August 1998. We operate manufacturing facilities in Bozeman and in Boulder and continue to expand our research and development and manufacturing capacities in both locations. As of September 30, 2000, we had 173 employees in Bozeman, 38 employees in Boulder and 6 employees in our international sales offices.


     Our cost of sales consists primarily of raw materials, wages and related expenses of production personnel and other manufacturing overhead. Costs of materials and lead times may increase in future periods due to limited supply or shortages of key materials in our industry, including lasers. To address these long lead times and material shortages, we are beginning to purchase larger quantities of some materials. We believe that expanding our manufacturing facilities is critical to our success, and we expect fixed manufacturing costs to increase in absolute dollars as we operate expanded facilities.

     Marketing and sales expenses consist primarily of salaries and related expenses for personnel, sales commissions, travel expenses, advertising, trade shows, marketing materials and sales support. We intend to significantly expand our field sales force with an emphasis on placing additional sales engineers near our key customers throughout North America, Europe and Japan and to open additional sales and service centers. We also intend to expand our marketing and sales capabilities with additional personnel and training. We anticipate that our marketing and sales expenses will continue to increase in absolute dollars in the future.

     Research and development expenses consist primarily of salaries and related expenses for engineers and other technical personnel, fees paid to third party consultants and the cost of materials related to new product development. We expense our research and development costs as they are incurred. We believe that continued investment in research and development is an important part of our business strategy and we expect that research and development expenses will continue to increase in absolute dollars in the future.

     General and administrative expenses consist primarily of salaries, wages and related expenses for personnel, travel expenses, professional services, management information systems, human resources and other corporate expenses. We expect general and administrative expenses to increase in absolute dollars as we continue to expand our business operations.


     In connection with the grant of stock options to our employees, we recorded deferred stock compensation of approximately $5.1 million through September 30, 2000, representing the difference between the deemed fair market value of the common stock for accounting purposes and the option exercise price of these options at the date of grant. These amounts are being amortized using the attribution vesting method over the vesting period of the options, which for us is generally four or five years from the date of grant.


RESULTS OF OPERATIONS

     The following table sets forth certain operating data as a percentage of sales for the periods indicated:


                                                                                            NINE MONTHS
                                                                YEAR ENDED                     ENDED
                                                               DECEMBER 31,                SEPTEMBER 30,
                                                        ---------------------------       ----------------
                                                        1997       1998       1999        1999       2000
                                                        -----      -----      -----       -----      -----
AS A PERCENTAGE OF SALES:
     Sales........................................      100.0%     100.0%     100.0%      100.0%     100.0%
     Cost of sales................................       40.7       43.0       44.6        42.6       42.5
                                                        -----      -----      -----       -----      -----
          Gross margin............................       59.3       57.0       55.4        57.4       57.5
                                                        -----      -----      -----       -----      -----
     Operating expenses:
          Marketing and sales.....................       19.2       16.3       14.2        14.4       11.4
          Research and development................       14.0       15.9       13.3        13.4       12.1
          General and administrative..............        8.4        7.1        7.9         7.1        6.9
                                                        -----      -----      -----       -----      -----
          Total operating expenses................       41.6       39.3       35.4        34.9       30.4
                                                        -----      -----      -----       -----      -----
     Operating income.............................       17.7       17.7       20.0        22.5       27.1
     Other income (expense), net..................        0.6        0.9        0.3         0.4       (0.2)
                                                        -----      -----      -----       -----      -----
     Income before income taxes...................       18.3       18.6       20.3        22.9       26.9
     Income tax expense...........................        6.4        6.5        7.3         8.3       10.6
                                                        -----      -----      -----       -----      -----
          Net income..............................       11.9%      12.1%      13.0%       14.6%      16.3%
                                                        =====      =====      =====       =====      =====

COMPARISON OF NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 2000



     Sales. Sales increased 132.7% from $12.3 million for the nine months ended September 30, 1999 to $28.7 million for the nine months ended September 30, 2000. Our increased sales were due primarily to the overall growth in demand for optical test and measurement products, introduction of new products, an increase in international sales and the implementation of our key account sales process, which resulted in increased sales to our key account customers.



     Gross Margin. Our gross margin remained constant at 57.4% for the nine months ended September 30, 1999 and 57.5% for the nine months ended September 30, 2000. Manufacturing overhead expenses for the nine months ended September 30, 2000 included approximately $93,000 of amortization of deferred stock based compensation.



     Marketing and Sales. Marketing and sales expenses increased 84.3% from $1.8 million, or 14.4% of sales, for the nine months ended September 30, 1999 to $3.3 million, or 11.4% of sales, for the nine months ended September 30, 2000. Increases in marketing and sales expenses were related to the hiring and training of additional direct sales personnel to manage and expand our customer base. We increased the number of our sales and marketing personnel from 17 as of September 30, 1999 to 33 as of September 30, 2000. Marketing and sales expenses for the nine months ended September 30, 2000 included approximately $318,000 of amortization of deferred stock based compensation.



     Research and Development. Research and development expenses increased 110.6% from $1.6 million, or 13.4% of sales, for the nine months ended September 30, 1999 to $3.5 million, or 12.1% of sales, for the nine months ended September 30, 2000. While research and development expenses decreased as a percentage of sales, research and development spending increased in absolute dollars as we added personnel and incurred other expenses and as we continued to invest in new product development. We increased the number of our research and development personnel from 20 as of September 30, 1999 to 41 as of September 30, 2000. Research and development expenses for the nine months ended September 30, 2000 included approximately $55,000 of amortization of deferred stock based compensation.



     General and Administrative. General and administrative expenses increased 124.0% from $880,000, or 6.9% of sales, for the nine months ended September 30, 1999 to $2.0 million, or 7.2% of sales, for the nine months ended September 30, 2000. The increase in general and administrative expenses was due primarily to additional staffing, increased professional services, administration of our Boulder facility and other expenses necessary to manage and support our increased business operations. General and administrative expenses for the nine months ended September 30, 2000 included approximately $222,000 of expenses related to an employee separation agreement and the amortization of deferred stock based compensation.



     Other Income (Expense), Net. Interest income and expense and other income and expense, netted to $48,000 income for the nine months ended September 30, 1999 compared with a net expense of $73,000 for the nine months ended September 30, 2000. The change was primarily due to interest expense on debt.



     Income Tax Expense. Provision for income taxes of $1.0 million for the nine months ended September 30, 1999 and $3.0 million for the nine months ended September 30, 2000 consisted of estimated federal and state income taxes. The effective tax rates were 36.0% and 39.4%, respectively. The effective rates differ from our expected tax rate of 38.5% as a result of research and development tax credits and, for the nine months ended September 30, 2000, the impact of non-deductible amounts related to incentive stock options.

COMPARISON OF YEARS ENDED DECEMBER 31, 1998 AND 1999


     Sales. Sales increased 46.9% from $11.8 million in 1998 to $17.4 million in 1999. This increase was due primarily to the overall growth in demand for optical test and measurement products, our focus on key accounts and sales from the introduction of our new modular products. In addition, our international sales increased 93.5% from $2.6 million in 1998 to $5.0 million in 1999 as we focused efforts on key account opportunities in Europe.



     Gross Margin. Gross margin decreased from 57.0% in 1998 to 55.4% in 1999. The decrease in gross margin of 1.6% was due to pricing adjustments made to meet competitive pressures, increased sales of products with relatively higher material costs and increased costs related to the opening of our manufacturing facility in Boulder, Colorado.



     Marketing and Sales. Marketing and sales expenses increased 27.9% from $1.9 million, or 16.3% of sales, in 1998 to $2.5 million, or 14.2% of sales, in 1999. The increase in absolute dollars was related to the expansion of our marketing and sales efforts, including the hiring of additional marketing and sales personnel, increased travel, the establishment of our key account management process and our continued expansion into international markets.



     Research and Development. Research and development expenses increased 23.0% from $1.9 million, or 15.9% of sales, in 1998 to $2.3 million, or 13.3% of sales, in 1999. While research and development expenses declined as a percentage of sales, our research and development spending increased in absolute dollars as we hired additional personnel to support new product development efforts.



     General and Administrative. General and administrative expenses increased 62.9% from $846,000, or 7.1% of sales, in 1998 to $1.4 million, or 7.9% of sales, in 1999. The increase was due to additional staffing, professional services and other expenses associated with the expansion of our business.



     Other Income (Expense), Net. Interest income and expense and other income and expense, netted to $111,000 of income in 1998, compared with $53,000 of income in 1999. The difference was due primarily to foreign exchange gains of $50,000 in 1998 compared with foreign exchange gains of $8,000 in 1999.



     Income Tax Expense. Our provision for income taxes of $772,000 for 1998 and $1.3 million for 1999 consisted of estimated federal and state income taxes. The effective tax rates were 35.1% and 36.0%, respectively. The effective tax rates differ from our expected tax rate of 38.5% as a result of research and development tax credits.


COMPARISON OF YEARS ENDED DECEMBER 31, 1997 AND 1998


     Sales. Sales increased 56.6% from $7.6 million in 1997 to $11.8 million in 1998. The increase was due primarily to the growth in sales resulting from an increased focus on optical manufacturing market opportunities.



     Gross Margin. Gross margin decreased from 59.3% in 1997 to 57.0% in 1998. The decrease in gross margin of 2.3% was due primarily to a change in our product mix with an increase in sales of products with a higher material cost.



     Marketing and Sales. Marketing and sales expenses increased 33.2% from $1.5 million, or 19.2% of sales, in 1997 to $1.9 million, or 16.3% of sales, in 1998. The increase in absolute dollars was related to additional staff hired in 1998 to respond to the overall growth in demand for optical test and measurement products.

     Research and Development. Research and development expenses increased 78.7% from $1.1 million, or 14.0% of sales, in 1997 to $1.9 million, or 15.9% of sales, in 1998 as we continued to increase our new product development efforts.



     General and Administrative. General and administrative expenses increased 32.2% from $640,000, or 8.4% of sales, in 1997 to $846,000 or 7.1% of sales in
1998. The increase was due primarily to increased administrative costs related to the opening of our Boulder facility.



     Other Income (Expense), Net. Interest income and expense and other income and expense, netted to $49,000 of income for 1997, compared to $111,000 of income in 1998. The increase was due primarily to foreign exchange losses in 1997 of $28,000 compared to foreign exchange gains of $50,000 in 1998.



     Income Tax Expense. The provision for income taxes of $483,000 for 1997 and $772,000 for 1998 consisted of estimated federal and state income taxes. The effective tax rates were 34.8% and 35.1%, respectively. The effective rates differ from our expected tax rate of 38.5% as a result of research and development tax credits.

SELECTED QUARTERLY RESULTS OF OPERATIONS


     The following table sets forth certain unaudited statement of operations data for the eight quarters ended September 30, 2000 as well as this data expressed as a percentage of our sales for the periods indicated. Our quarterly results have varied in the past and may significantly vary in the future. We believe that quarter-to-quarter comparisons will not be meaningful and should not be used as an indication of our future performance. This data has been derived from unaudited financial statements that, in our opinion, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial information for periods presented. This information should be read in conjunction with our financial statements and the related notes included in this prospectus.



                                                                         THREE MONTHS ENDED
                                      -----------------------------------------------------------------------------------------
                                      DEC. 31,   MARCH 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MARCH 31,   JUNE 30,   SEPT. 30,
                                        1998       1999        1999       1999        1999       2000        2000       2000
                                      --------   ---------   --------   ---------   --------   ---------   --------   ---------
                                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
Sales................................  $3,390     $3,200      $4,986     $4,148      $5,070     $6,624      $9,977     $12,107
Cost of sales(1).....................   1,474      1,339       2,042      1,874       2,499      2,897       4,253       5,043
                                       ------     ------      ------     ------      ------     ------      ------     -------
    Gross margin.....................   1,916      1,861       2,944      2,274       2,571      3,727       5,724       7,064
                                       ------     ------      ------     ------      ------     ------      ------     -------
Operating expenses:
  Marketing and sales(2).............     585        544         682        552         696        772         882       1,626
  Research and development(3)........     618        562         514        573         673        872       1,285       1,315
  General and administrative(4)......     330        269         289        324         496        443         621         907
                                       ------     ------      ------     ------      ------     ------      ------     -------
    Total operating expenses.........   1,533      1,375       1,485      1,449       1,865      2,087       2,788       3,848
                                       ------     ------      ------     ------      ------     ------      ------     -------
Operating income.....................     383        486       1,459        825         706      1,640       2,936       3,216
Other income (expense), net..........      90         (7)        (24)        80           4         15         (25)        (63)
                                       ------     ------      ------     ------      ------     ------      ------     -------
Income before income taxes...........     473        479       1,435        905         710      1,655       2,911       3,153
Income tax expense...................     133        172         518        324         255        607       1,054       1,377
                                       ------     ------      ------     ------      ------     ------      ------     -------
    Net income.......................  $  340     $  307      $  917     $  581      $  455     $1,048      $1,857     $ 1,776
                                       ======     ======      ======     ======      ======     ======      ======     =======
    Basic earnings per share.........  $  .01     $  .01      $  .02     $  .01      $  .01     $  .03      $  .06     $   .06
                                       ======     ======      ======     ======      ======     ======      ======     =======
    Diluted earnings per share.......  $  .01     $  .01      $  .02     $  .01      $  .01     $  .03      $  .05     $   .05
                                       ======     ======      ======     ======      ======     ======      ======     =======
AS A PERCENTAGE OF SALES:
Sales................................     100%       100%        100%       100%        100%       100%        100%        100%
Cost of sales........................      43         42          41         45          49         44          43          42
                                       ------     ------      ------     ------      ------     ------      ------     -------
    Gross margin.....................      57         58          59         55          51         56          57          58
                                       ------     ------      ------     ------      ------     ------      ------     -------
Operating expenses:..................
  Marketing and sales................      17         17          14         13          14         12           9          13
  Research and development...........      18         18          10         14          13         13          13          11
  General and administrative.........      10          8           6          8          10          6           6           7
                                       ------     ------      ------     ------      ------     ------      ------     -------
    Total operating expenses.........      45         43          30         35          37         31          28          31
                                       ------     ------      ------     ------      ------     ------      ------     -------
Operating income.....................      12         15          29         20          14         25          29          27
Other income, (expense) net..........       2         --          --          2          --         --          --          (1)
                                       ------     ------      ------     ------      ------     ------      ------     -------
Income before taxes..................      14         15          29         22          14         25          29          26
Income tax expense...................       4          5          11          8           5          9          10          11
                                       ------     ------      ------     ------      ------     ------      ------     -------
    Net income.......................      10%        10%         18%        14%          9%        16%         19%         15%
                                       ======     ======      ======     ======      ======     ======      ======     =======


-------------------------

(1)Includes $93 of amortization of deferred stock compensation for the three months ended September 30, 2000.


(2)Includes $318 of amortization of deferred stock compensation for the three months ended September 30, 2000.


(3)Includes $55 of amortization of deferred stock compensation for the three months ended September 30, 2000.


(4)Includes $12 of amortization of deferred stock compensation and $151 of expense related to nondeferred stock options for the three months ended September 30, 2000.

     Sales increased in each of the previous eight quarters with the exception of the three months ended March 31, 1999 and September 30, 1999. We experience fluctuations in sales as a result of the timing of large volume customer orders. This occurred in both the three months ended March 31, 1999 and September 30, 1999. In addition, the decrease in sales in the three months ended September 30, 1999 was partially due to competitive pricing pressures.


     Gross margins were negatively affected in the second half of 1999 due primarily to reductions in the price of certain products, including greater price reductions for sales to high volume customers, to meet competitive pressures. Manufacturing overhead expenses for the three months ended September 30, 2000 included approximately $93,000 of amortization of deferred stock based compensation.



     Marketing and sales expenses have generally increased in each of the past eight quarters. In the three months ended December 31, 1998, marketing and sales expense included a one-time charge of approximately $80,000 in connection with a marketing decision related to a product that did not perform to our or our customers' expectations. We established a reserve of $80,000 to account for our materials and labor associated with the repair and upgrade of the product to meet the original product specifications and customer expectations. As products were returned to us for repair and upgrade, we charged the reserve account for labor and materials. All products were returned and accounted for by December 31, 1999. The increase in the three months ended June 30, 1999 was due primarily to increases in travel, hiring and relocation costs, salaries and catalog expenses. Marketing and sales expenses for the three months ended September 30, 2000 included approximately $318,000 of amortization of deferred stock based compensation.



     Research and development expenses increased in each of the past eight quarters with the exception of a decrease in the three months ended June 30, 1999. Research and development expenses increased in the three months ended December 31, 1998 due primarily to increased salaries, third party consulting fees and materials related to a major initiative to release an upgrade of one of our modular products. Research and developments expenses decreased in the three months ended June 30, 1999 due to temporary decreases in project materials and use of third party consultants. Research and development expenses for the three months ended September 30, 2000 included approximately $55,000 of amortization of deferred stock based compensation.



     General and administrative expenses have generally increased in each of the eight previous quarters. In the three months ended December 31, 1998 the increase in our expenses primarily related to the opening of our Boulder facility. General and administrative expenses in the three months ended December 31, 1999 were impacted by a charge related to separation agreements entered into with two of our former employees. General and administrative expenses for the three months ended September 30, 2000 included a total of approximately $222,000 of expenses related to an employee separation agreement and amortization of deferred stock based compensation.


LIQUIDITY AND CAPITAL RESOURCES

     Since our inception, we have financed our operations and met our capital expenditure requirements primarily through cash flows from operations and private sales of our common stock.


     Cash flows from operating activities were $1.5 million in 1997, $1.1 million in 1998, $709,000 in 1999 and $1.3 million for the nine months ended September 30, 2000. The increase in cash from operating activities for the nine months ended September 30, 2000 was due primarily to cash generated from profits. As of September 30, 2000, we had cash and cash equivalents of $1.3 million and working capital of $8.8 million.



     Net cash used in investing activities was $259,000 in 1997, $338,000 in 1998, $490,000 in 1999 and $873,000 for the nine months ended September 30, 2000. Substantially all of the cash used in investing activities has been for the purchase of capital equipment used to support the expansion of our business.


     Net cash used in financing activities was $125,000 in 1997, $829,000 in 1998, $1.1 million in 1999 and $195,000 for the nine months ended September 30, 2000. The cash was used in 1997 for debt repayments and the payment of a dividend in the amount of $92,000. In 1998, 1999 and the nine months ended September 30, 2000, $720,000, $1.1 million and $1.4 million, respectively, were used to repurchase stock from a former shareholder. In conjunction with the stock repurchase in the nine months ended September 30, 2000, we entered into a loan agreement for $1.4 million, maturing in April 2003. This term loan requires monthly payments of principal of $39,000 plus interest. Interest is paid at a rate equal to one and a half percent above prime rate, or 11% at September 30, 2000. As of September 30, 2000, approximately $1.2 million was outstanding on this loan. The loan agreement has placed certain restrictions on us, including the payment of cash dividends.



     We also have a $2.0 million revolving working capital line of credit that expires in March 2001. As of September 30, 2000, we did not have any advances under the line of credit. Advances under the line of credit are limited to a percentage of outstanding accounts receivable. The line of credit bears interest, payable monthly, at a rate equal to three-quarters of a percent above prime rate, or 10.25% as of September 30, 2000. In October 2000, the line of credit was increased to $5.0 million, the interest rate was changed to a rate equal to one quarter of a percent above prime, and its term was extended to October 2002.


     We believe that the net proceeds from this offering, together with our current cash and cash equivalents, will be sufficient to fund our operations for at least the next 18 months. We could, however, need or choose to raise additional funds or seek additional financing prior to or after the end of this period. Our future financing needs will depend on many factors, including potential strategic acquisitions of complementary businesses, products or technology, the rate of our sales growth and our need to invest in personnel and infrastructure to facilitate growth. We cannot assure you that such additional financing would be available on acceptable terms, if at all.

QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

Exchange Rate Sensitivity


     Our products are sold internationally. As a result, volatile movements in currency exchange rates may affect financial results. Most of our overseas sales are made in U.S. dollars except for sales in Japan, which are denominated in Yen. In the year ended December 31, 1999 and the nine months ended September 30, 2000, approximately 7% and 12%, respectively, of our total sales were denominated in Yen. A strengthening of the U.S. dollar could result in our products being less competitive in foreign markets.


Interest Rate Risk

     Our exposure to interest rate risk is limited to our term loan, which bears interest at one and half percent above the prime rate and our line of credit, which bears interest at three quarters of a percent above the prime rate.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standard, or SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133, as amended, will be required to be implemented on January 1, 2001. SFAS No. 133 requires that derivatives be reported on the balance sheet at fair value and, if the derivative is not designated as a hedging instrument, changes in fair value must be recognized in earnings in the period of change. Currently, we do not hold any derivative instruments, so we expect that the adoption of SFAS No. 133 will not have a material impact on our financial position.


     In December 1999, the Securities and Exchange Commission released Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements." SAB No. 101 provides guidance on revenue recognition issues in the absence of authoritative literature addressing a specific arrangement or a specific industry. SAB 101 has been amended by SAB 101A and SAB 101B, which delays the implementation date of SAB 101 until no later than the fourth fiscal quarter of 2000. We are currently assessing the impact of SAB 101. It is not expected to have a material impact on our financial position or results of operations.



     In March 2000, the FASB issued FASB Interpretation No. 44, or FIN 44, "Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB Opinion No. 25." FIN 44 provides guidance for issues that have arisen in applying APB Opinion No. 25, "Accounting for Stock Issued to Employees." FIN 44 applies prospectively to new awards, exchanges of awards in a business combination, modifications to outstanding awards, and changes in grantee status that occur on or after July 1, 2000, except for the provisions related to repricings and the definition of an employee which apply to awards issued after December 15, 1998. We do not expect FIN 44 to have an impact on our financial position or results of operations.


     In May 2000, the FASB Emerging Issues Task Force, or EITF, reached a consensus on Issue No. 00-14, "Accounting for Certain Sales Incentives," or the sales incentive consensus. The consensus requires the reduction in or refund of the selling price of the product or service resulting from any cash sales incentive to be classified as a reduction of revenue. The sales incentive consensus, which requires reclassification of prior period amounts, is effective upon the adoption of SAB 101. We currently classify sales discounts as a reduction of sales. Accordingly, our application of this consensus will not have an impact on our reported sales, reported earnings or financial position.


     In July 2000, the EITF reached a consensus on Issue 00-10, "Accounting for Shipping and Handling Fees and Costs," or the shipping consensus. The shipping consensus requires that amounts billed to a customer in a sale transaction related to shipping and handling be classified as revenue. The shipping consensus, which requires reclassification of prior period amounts, is effective upon the adoption of SAB 101. We currently classify shipping revenues as a reduction of shipping costs. We do not expect the application of this consensus to have a material impact on our reported sales, cost of sales or operating expenses. The application of this consensus will not have an impact on our reported earnings or financial position.

                                    BUSINESS

OVERVIEW

     We develop, manufacture and market optical test and measurement equipment designed to enable optical component vendors to increase unit production, improve manufacturing yields, accelerate the development of innovative products and reduce manufacturing costs. We introduced our first product in 1986 and currently offer test and measurement equipment in 12 product families. We sell our products directly to customers in North America and we primarily use a network of distributors to sell our products internationally. Our customers include some of the largest companies in the optical industry, including Corning Incorporated, JDS Uniphase Corporation and Lucent Technologies, Inc. Our objective is to be the leading provider of optical test and measurement equipment for the optical components market.

INDUSTRY BACKGROUND

     Increased Demand for Network Capacity

     In recent years the volume of traffic on communications networks has increased dramatically due to the growth of the Internet and related bandwidth-intensive applications. Ryan Hankin Kent, Inc., or RHK, a telecommunications industry research firm, estimates that Internet traffic, which was 350,000 terabytes per month in 1999, will increase to more than 15 million terabytes per month in 2003. This growth in traffic has created significant demand for increased capacity in communications networks and has driven network service providers to rapidly deploy optical networking systems to significantly increase network transmission capacity and provide greater network functionality at a lower cost.

     Rapid Deployment of Optical Networks


     Optical networks transmit data using pulses of light transmitted through glass fibers while traditional digital networks are based on electrical signals transmitted over copper wires. Optical networking technology has greater network capacity and higher transmission speed than traditional digital technologies. The first generation of optical networking systems were Synchronous Optical NETworking, or SONET, systems and were designed to carry only voice traffic. These systems have become bandwidth constrained due to the rise in data traffic. Dense wavelength division multiplexing, or DWDM, the second generation of optical technologies, was developed and deployed to address the capacity constraints of SONET systems. SONET and DWDM are complementary technologies because DWDM can split signals into different wavelengths of light and transmit multiple signals through a single fiber, which multiplies fiber capacity. Recently introduced DWDM systems can carry as many as 160 wavelength channels per optical fiber. As a result of these significant advances in optical networking technology and the related increases in transmission capacity, optical networks are being rapidly deployed worldwide. According to RHK, the global DWDM and optical networking market is expected to increase from $14.6 billion in 2000 to $41 billion in 2003.


     The proliferation of optical networks has led to a growth in demand for the optical networking systems that manage them. In addition, the need for optical networking systems with enhanced features and capabilities has placed increased pressure on established and emerging optical system vendors to develop innovative products while also increasing their production volumes. In order to meet these competitive pressures, system vendors are concentrating on their core areas of expertise such as system integration and network management software design. To maintain this focus, system vendors are requiring optical component vendors to innovate and develop new components with greater functionality.

     Optical Components and Subsystems

     The rapid deployment of optical networking systems has increased demand for optical components. Optical components are the building blocks of optical networking systems and include active and passive components. Active components require electricity and are used to generate, control or amplify optical signals. Passive components do not require electricity and are used to guide, filter, isolate, combine or split optical signals. Subsystems consist of several components integrated into a single package and offer the advantage of a more complete solution from a single supplier rather than a combination of several components from multiple suppliers. In addition, subsystems often also provide better performance at a lower total cost.

     DWDM optical networking systems are comprised of a number of components and subsystems, including transmitters, multiplexers, optical amplifiers, demultiplexers and receivers. Transmitters incorporate source lasers that generate the optical signal, which has been converted from electronic digital data. Multiplexers combine signals from multiple source lasers onto a single fiber. Optical amplifiers are inserted in DWDM systems at periodic intervals to boost signal strength, which becomes weaker and more dispersed as it travels through the fiber. Optical amplifiers are capable of boosting the signal strength of all wavelength channels simultaneously without converting them into electrical signals and without splitting the signal into its separate wavelength channels. The receiving end of the system uses a demultiplexer to split the optical signal into its constituent wavelength channels and a receiver to convert the optical signal into its underlying electronic digital data. More advanced DWDM systems include additional optical components, such as optical add/drop multiplexers, or OADMs, that add flexibility and functionality to the network by allowing optical signals to be added to or dropped from the fiber.

     [The description in the preceding paragraph is illustrated using a diagram showing components of a DWDM system. The diagram shows multiple optical signals being combined using a multiplexer, the optical signal passing through an optical amplifier and an optical add/drop multiplexer and the optical signal being separated into its separate wavelength channels by a demultiplexer.]

                                   [GRAPHIC]

     The diagram above depicts the components in a typical optical networking system. The advances in transmission speed that optical networking systems and components offer over traditional digital networking systems help to alleviate network congestion and make Internet communications faster and easier.

     RHK estimates that the worldwide market for optical components will grow to over $22.5 billion by 2003 from approximately $6.6 billion in 1999. To meet this growing demand, optical component vendors are being required to supply greater volumes of their components and subsystems, which places an increased emphasis on their manufacturing processes and capacity. In addition, competitive pressures are forcing optical component vendors to improve their manufacturing yields and reduce their costs of manufacturing. Finally, in order to meet the requirements of next generation DWDM systems, which are moving to higher channel counts, higher speeds, longer transmission distances and increased functionality, component vendors must develop and manufacture innovative optical components and subsystems.

     Challenges Facing Optical Component Vendors

     Optical component vendors seeking to keep pace with rapidly growing demand and to develop and introduce innovative components face significant challenges, which include:

     Improving Yield and Increasing Production Volume. Optical component vendors must significantly increase their yields and production volume to meet market demand and remain competitive. Current optical component manufacturing is time-consuming and is characterized by low yields due to the precision required by, and the largely manual nature of, the manufacturing process. These low manufacturing yields result in a higher total costs of manufacturing. Optical component vendors need to invest in processes and equipment that will improve yields, help manage capital equipment expenditures and reduce their overall manufacturing costs.

     Conforming to Complex Component Specifications. Optical components must conform to stringent performance and functionality specifications established by system vendors. As optical components become more complex, the number of individual tests that must be performed and the required level and difficulty of conformity increases.

     Achieving High Rate of Innovation. Optical component technology is changing rapidly as component vendors introduce innovative products such as DWDM source lasers with higher power and the ability to tune to different wavelengths, multiplexers and demultiplexers that can accommodate more wavelength channels and wider bandwidth optical amplifiers. In addition, there is a growing demand for subsystems that integrate several of these components. To research and develop innovative components and subsystems and to verify their functionality, optical component vendors require increasingly complex and evolving test methodologies.


     Accelerating Product and Manufacturing Process Qualification. Once optical component vendors have completed the design of a new product and implemented a manufacturing process, system vendors must qualify both the product and the manufacturing process before they will purchase the product. This qualification process ensures that components meet product specifications either established or required by optical system vendors. As part of this process, system vendors may also require that component vendors demonstrate that their products can be manufactured in volume. Increasing component complexity and integration is making this qualification process more difficult and time-consuming. Optical component vendors are increasingly seeking solutions to help expedite their product qualification process and improve time to market. Optical test and measurement products are designed to precisely test and measure the operating parameters of components to assist component vendors in meeting product performance and manufacturing requirements required by system vendors.


OPTICAL TEST AND MEASUREMENT EQUIPMENT MARKET OPPORTUNITY

     Optical component vendors must measure and control their components and subsystems throughout the manufacturing process. Optical test and measurement equipment is used to precisely measure, verify and optimize component and subsystem performance. Additionally, optical test and measurement equipment is used to precisely generate and control optical signals during the test operations that component vendors perform to assess their manufacturing processes and to develop new products. Key requirements of test and measurement equipment include high levels of stability, repeatability, accuracy, measurement speed and ease of use. Optical component vendors use optical test and measurement equipment during their manufacture, assembly and performance verification processes and to conduct advanced experiments and develop prototypes of next generation products.

     In response to the challenges facing them, optical component vendors are increasingly turning to sophisticated test and measurement equipment in order to improve their manufacturing processes, improve quality and develop innovative products. To meet these challenges, established and emerging optical component vendors are rapidly increasing their investment in capital equipment. We believe this trend will cause the optical test and measurement equipment market to grow along with the market for optical components and evolve rapidly as innovative optical components and subsystems are introduced. The continuing growth of the optical networking market combined with the increasing demand for sophisticated test and measurement solutions has created a significant opportunity for manufacturers of optical test and measurement equipment.

THE ILX LIGHTWAVE SOLUTION

     We develop, manufacture and market optical test and measurement equipment designed to enable optical component vendors to increase unit production, improve manufacturing yields, accelerate the development of innovative products and, reduce manufacturing costs. We are able to leverage our 14 years of experience in developing advanced optical test and measurement equipment to provide our customers with innovative solutions designed to meet their complex and rapidly changing requirements. We believe our products provide our customers the following key benefits:

     Improved Manufacturing Process. Our products are designed to allow our customers to make fewer, more accurate measurements to assess component functionality, diagnose manufacturing faults and identify inefficiencies. Greater test speed, reliability and accuracy reduce the calibration time of production equipment and optimize the manufacturing process to improve yields and increase production volume. By supporting increasingly complex product tests and by expediting testing times, our solutions enable optical component vendors to shorten optical system vendors' qualification processes.

     Flexible and Upgradeable Product Design. The modular design of many of our products enables component vendors to extend their test capabilities by adding new test and measurement functionality in a pay-as-you-grow fashion as production demands increase and test requirements change. This modular design enables component vendors to manage their capital expenditures, protect their initial capital equipment investments and conserve manufacturing floor space.


     Application-Focused Solutions. Because our products are designed for specific sub-segments of the optical components market, they offer our customers a focused solution that tests specific component characteristics and is closely aligned with their manufacturing and product design needs. In addition, many of our products integrate multiple test and measurement functions, allowing our customers to avoid combining multiple test products from different vendors. For example, the verification testing of laser diodes, which are the light sources in optical networking systems, requires the control or measurement of current, voltage, temperature, optical power and wavelength. Our Laser Diode Parameter Analyzers family of products, which measure the operating characteristics of laser diodes, integrates these functions into a single product.


     Advanced Technology and Features. Our products are designed to offer our customers advanced technology and features that provide enhanced test functionality and enable the acceleration of the development and manufacture of innovative optical components. For example, our multi-channel fiber optic source product family is designed to offer the highest levels of wavelength stability available in the manufacturing process, which lengthens the time between test system calibrations and provides a controlled environment to facilitate new product development.

     Responsive Customer Service. We support our customers with a technically qualified sales and service staff trained to quickly understand our customers' technical requirements and recommend optimum test and measurement solutions. In order to minimize our customers' production downtime, we offer repair and calibration services at out customers' sites or at our service centers. Through frequent interaction with our key customers, our sales and customer service engineers are also able to help focus and direct our new product development activities to keep pace with rapidly changing customer requirements.

STRATEGY

     Our objective is to be the leading provider of optical test and measurement equipment for the optical components market. We intend to continue to develop and introduce innovative optical test and measurement solutions that will broaden our product lines and offer optical component vendors increased manufacturing yields, improved quality and reduced overall cost of ownership of their test and measurement equipment. Key elements of our strategy include:

     Continue to Focus on High-Growth Segments of the Optical Components
Market. We plan to continue to focus on selected, high-growth market segments such as optical amplifier test, passive component test and DWDM laser test. We believe that by focusing on these application-specific segments, we will be able to offer highly differentiated test and measurement products and enhance our position as a market and technology leader. As these market segments mature and common test methodologies become widely accepted, we intend to incorporate new functionality into our products.

     Collaborate with Leading Optical Component Vendors. We intend to expand our existing relationships with leading optical component vendors. We believe that by expanding these relationships and developing relationships with emerging optical component vendors, we will gain market and technology insights, maintain our customer responsiveness and establish ourselves as the preferred provider of optical test and measurement equipment.


     Expand Sales, Marketing and Customer Service Capabilities. We believe that the highly technical nature and rapid evolution of our market requires a customer-focused, technically knowledgeable sales, marketing and customer service staff. By December 31, 2001, we intend to significantly expand our field sales force to 16 from nine as of September 30, 2000, with an emphasis on placing sales engineers near our key customers throughout North America, Europe and Japan. We also intend to expand our marketing and product management capabilities with additional staff and training. In order to meet our customers' service needs, we also plan to expand our on-site calibration and repair services in North America, Europe and Japan.


     Decrease Product Development Cycle Time. We believe our fast product development cycle times have provided us with a competitive advantage by allowing us to be first to market with innovative products and features. We intend to continue to invest in, improve and refine our new product development process by hiring additional engineering and support personnel, increasing training and implementing advanced development tools.

     Pursue Strategic Acquisitions. We believe that market fragmentation in the test and measurement industry creates opportunities for consolidation. We intend to pursue acquisitions that allow us to gain access to key technologies, expanded channels of distribution, skilled personnel, complementary products and additional market segments.

PRODUCTS


     We believe that the history of our products has been characterized by innovation. In 1986, shortly after our founding, we introduced our LDX-3207, which we believe was the industry's first precision, low noise current source, an instrument capable of providing a highly stable source of electrical power for controlling laser diodes. Since then, we have leveraged our extensive experience to develop many advanced test and measurement solutions. In February 2000 we introduced our SSB-9200, which we believe is the industry's first high-density fiber optic source with an integrated wavelength division multiplexer for optical amplifier test. Our products are also designed to be reliable, accurate and easy-to-use. In addition, most of our products may be controlled by a computer, which facilitates fast manipulation of our products for automated test in manufacturing environments. Our products may be divided into the following product families:


     Fiber Optic Sources. Our fiber optic sources generate laser signals that mimic the optical signals in optical networking systems. Our fiber optic source instruments precisely control the optical power and wavelength of the signals they generate. We offer our fiber optic sources in both single channel and modular multi-channel versions. The modular versions of our products are designed to allow our customers to easily add functionality or additional wavelength channels as their test requirements evolve.

-----------------------------------------------------------------------------------------------
 PRODUCT FAMILY                  DESCRIPTION                      PRIMARY APPLICATIONS
-----------------------------------------------------------------------------------------------
 Multi-Channel Fiber Optic       Modular instruments capable      - Test of optical network
 Sources                         of generating precisely            systems, optical amplifiers
                                 controlled optical signals         and passive components
                                 with up to 48 wavelength
                                 channels. A greater number of
                                 wavelength channels can be
                                 accommodated by linking
                                 several instruments together
-----------------------------------------------------------------------------------------------
 Single Channel Fiber Optic      Instruments capable of           - Passive component test
 Sources                         generating precisely             - Research and development
                                 controlled optical signals
                                 based on a variety of laser
                                 types
-----------------------------------------------------------------------------------------------

     Laser Diode Instruments. Laser diodes used in optical networking systems are typically complex devices that incorporate several sub-components including a semiconductor laser chip, thermoelectric cooler and output monitoring photodiode. Our laser diode instruments are designed to precisely measure and control the operating parameters of these devices during test procedures. Parameters that can be measured and controlled include current, voltage and temperature for lasers, and current and voltage for thermoelectric coolers. In addition, our laser diode instruments also monitor photodiode output current. Our laser diode instruments offer low-noise, high stability outputs and multiple laser protection features. In order to meet a variety of application requirements, we offer our laser diode instruments in several versions including single-output and modular, multi-channel output versions. The modular versions of our instruments are designed to allow our customers to easily add functionality or additional laser diode control outputs as their test requirements evolve.

-----------------------------------------------------------------------------------------------
 PRODUCT FAMILY                  DESCRIPTION                      PRIMARY APPLICATIONS
-----------------------------------------------------------------------------------------------
 Modular Laser Diode             Modular instruments capable      - Optical amplifier test
 Controllers                     of precisely controlling up
                                 to 16 laser diodes
                                 simultaneously
-----------------------------------------------------------------------------------------------
 Single Output Laser Diode       Instruments that combine both    - Controlling laser diodes
 Controllers                     current source and                 during assembly
                                 temperature control functions    - Research and development
                                 for a single laser diode
-----------------------------------------------------------------------------------------------
 Single Output Current           Instruments capable of           - Controlling laser diodes
 Sources                         precisely measuring and            during assembly
                                 controlling the current,         - Research and development
                                 voltage and monitoring
                                 photodiode output of a laser
                                 diode
-----------------------------------------------------------------------------------------------
 Single Output Temperature       Instruments capable of           - Controlling component
 Controllers                     precisely measuring and            temperature during assembly
                                 controlling the temperature      - Research and development
                                 of a laser diode or other
                                 optical components
-----------------------------------------------------------------------------------------------
 Pulsed Current Sources          Instruments capable of           - Testing unpackaged laser
                                 generating short pulses of         diodes during the
                                 current to power laser diodes      manufacturing process
                                                                  - Research and development
-----------------------------------------------------------------------------------------------

     Laser Diode Parameter Analyzers. Our family of laser diode parameter analyzers and associated software tools are designed to quickly and accurately measure the operating characteristics of laser diodes.

-----------------------------------------------------------------------------------------------
 PRODUCT FAMILY                  DESCRIPTION                      PRIMARY APPLICATIONS
-----------------------------------------------------------------------------------------------
 Laser Diode Parameter           Integrated instrument that       - Testing laser diodes during
 Analyzer and Software           combines laser diode control       the manufacturing process
                                 and optical power measurement    - Optical amplifier test
                                 functions. PC based software     - Incoming inspection of
                                 used for instrument control      laser diodes
                                 and allows fast, accurate        - Research and development
                                 compilation of data
-----------------------------------------------------------------------------------------------

     Power/Wavelength Meters. Our optical power/wavelength meters are designed to accurately measure the power and/or wavelength of an optical signal from a variety of sources. Some meters couple to our family of optical measurement heads in order to accommodate a wide variety of test applications. Our recently introduced Fiber Optic Power Meter, FPM-8210, is designed to allow operators to quickly make accurate optical power measurements with the unterminated, or bare, optical fiber that is commonly used during optical component assembly.

-------------------------------------------------------------------------------------------------
       PRODUCT FAMILY                   DESCRIPTION                 PRIMARY APPLICATIONS
-------------------------------------------------------------------------------------------------
  Optical Power Meter           Instrument capable of           - Optical amplifier test
                                accurately measuring power      - Passive component test
                                of an optical signal            - Testing laser diodes
                                                                during the manufacturing
                                                                  process
                                                                - Incoming inspection of
                                                                  laser diodes
                                                                - Research and development
-------------------------------------------------------------------------------------------------
  Optical Power/Wavelength      Instrument capable of           - Passive component test
  Meter and Measurement         simultaneously measuring the    - Testing laser diodes
  Heads                         power and wavelength of an      during manufacture
                                optical signal                  - Incoming inspection of
                                                                  laser diodes
                                                                - Research and development
-------------------------------------------------------------------------------------------------

     Component Mounting Fixtures. We offer a line of laser diode mounting fixtures designed to meet the demands of a wide range of test and measurement applications. These fixtures incorporate both mechanical and electrical connections and can accommodate many different laser diode package styles. Some of our mounting fixtures also incorporate built-in temperature control capability.

-------------------------------------------------------------------------------------------------
       PRODUCT FAMILY                   DESCRIPTION                 PRIMARY APPLICATIONS
-------------------------------------------------------------------------------------------------
  Multiple Device Mounting      Component mounting fixtures     - Optical amplifier test
  Fixtures                      that can accommodate up to      - Passive component test
                                16 laser diodes                 - Research and development
-------------------------------------------------------------------------------------------------
  Single Device Mounting        Component mounting fixtures     - Laser diode test
  Fixtures                      that accommodate a single       - Research and development
                                laser diode
-------------------------------------------------------------------------------------------------

CUSTOMERS


     We sell our products to more than 300 customers and distributors around the world. We market and sell our products primarily to optical component vendors. The majority of our remaining sales are made to optical networking system vendors who purchase our products to test optical components. We work closely with our key customers to determine their needs and to focus and direct our new development activities to keep pace with their rapidly changing requirements. We consider both our relationships with our customers and our ability to respond to emerging industry trends to be critical to our success. The following is a list of our 20 largest customers and distributors, in terms of sales, in the nine months ended September 30, 2000:


      Customers


AFC Technologies, Inc.

Alcatel
Agilent Technologies, Inc.
Corning Incorporated
Corvis Corporation

Hitachi Telecom, Inc.

JDS Uniphase (includes E-TEK)
Lucent Technologies, Inc.
  (includes Ortel)
Marconi Communications
Nortel Networks Corporation (includes
  Qtera Corporation)

Onetta Technologies, Inc.

SDL, Inc. (includes Photonic Integration
  Research Incorporated (PIRI))
Sycamore Networks, Inc.
Tyco Submarine Systems

      Distributors

AG Electro-Optics

BFI Optilas SA

Laser 2000 GmbH
Meisho Corporation
Opto Science
Suruga Seiki Co.


     In the nine months ended September 30, 2000, Corning Incorporated and Lucent Technologies, Inc. accounted for approximately 22% and 10% of our sales, respectively. In the year ended December 31, 1999, Corning Incorporated and Lucent Technologies, Inc. accounted for approximately 26% and 11% of our sales, respectively. No other customer represented more than 10% of our sales in either the nine months ended September 30, 2000 or the year ended December 31, 1999.


RESEARCH AND DEVELOPMENT


     We continually seek to improve our competitive technological position and our product breadth and performance through research and product development. We believe that continued investment in this area will be very important to our success. We have assembled a team of physicists and engineers with significant experience in the optical industry. As of September 30, 2000, we had 41 employees engaged in research and development, including 10 with advanced degrees. Our engineers are located in our research and development facilities located in Bozeman, Montana and Boulder, Colorado. We maintain a long-term cooperative research effort with the Optical Technology Center at Montana State University. Our research and development expenses for the nine months ended September 30, 2000 were $3.5 million and for the years ended December 31, 1999, 1998 and 1997 were $2.3 million, $1.9 million and $1.1 million, respectively.


     We believe our development process has been and will continue to be a key contributor to our ability to continuously offer new product introductions. Our product development teams follow an established product development process. We have used this process for approximately 10 years and we continuously review and seek to improve it. Our new product development process allows for a systematic progress review at each of the market and research feasibility, design optimization, prototype design, product development, pilot manufacturing and market launch stages. At each stage, our management reviews the technical progress of the product, its schedule and cost, and reassesses market conditions to determine how to continue the development process. We believe that by following an established product development process, we can accelerate product development, ensure high quality new product introductions and control our development costs.

SALES, MARKETING AND CUSTOMER SERVICE


     We sell our products in North America through a direct sales force consisting of nine field sales people as of September 30, 2000. We sell internationally primarily through distributors as well as through direct sales personnel. As of September 30, 2000, we had one sales manager in the United Kingdom and one sales manager, one sales assistant and one sales engineer in Japan. Our international sales efforts also include approximately 24 independent distributors located in several countries in Europe and the Pacific Rim where we do not have a direct presence. In Europe and the Pacific Rim, we currently have distributors located in Australia, China, France, Germany, Greece, Korea, Malaysia, Poland, Singapore, Spain, Sweden, Switzerland and The Netherlands. We also have distributors in Brazil and Israel, which serve the South American and Middle Eastern markets, respectively.


     Our direct sales account managers address our markets on an assigned and target account basis. Our sales force includes our technical sales engineers who provide customers and prospective customers with answers to technical and product related questions as well as application support relating to the use of our products in customers' applications. These engineers also help to monitor changing customer requirements and to define the features that are required for our products to be successful in specific applications.


     As of September 30, 2000, our marketing group consisted of 11 market managers, product managers and communications specialists. In order to build awareness of our products and enhance our reputation as one of the technology leaders in our industry, we employ a vertically focused marketing strategy. The three market segments that we focus on are optical amplifier test, laser diode test and passive component test. Our marketing teams are responsible for strategic planning, new product launches and promotional activities. In addition, our marketing teams frequently interact with clients to incorporate their feedback into our product development cycle and to provide technical support.



     As of September 30, 2000, our customer service group consisted of eight employees in Bozeman, Montana, and two employees in Japan. We currently have service facilities in Bozeman, Montana, Boulder, Colorado, Japan and, through a third party, the United Kingdom. We believe our ability to provide customer service and technical support is essential to our business. Our technical support personnel are trained in the use of the hardware and software incorporated in our products, as well as the components manufactured by our customers. Our customer service group also assists our distributors in providing customer support services for products sold through our distributors. The level of assistance we provide varies by expertise of the individual distributor selling our products. We generally offer a one-year limited warranty on our products.


MANUFACTURING


     Our manufacturing group is responsible for material planning and procurement, manufacturing engineering, validation testing, production, assembly, test and calibration, and shipping to customers. As of September 30, 2000, we had 108 employees involved in our manufacturing operations, 88 in our Bozeman, Montana facility and 20 in our Boulder, Colorado facility. We currently have approximately 14,000 square feet for manufacturing purposes and we plan to expand to approximately 30,000 square feet in the first half of 2001.


     Quality. Our quality system is based on the ISO 9001 standard. We use a quality manual and 15 documented procedures.

     Production. Our production areas are primarily organized by cells, which build families of products. Each cell is led by an experienced technician. Activities in our production areas include all aspects of assembly, testing and calibration.

     Manufacturing Engineering. Our manufacturing engineers are responsible for production technical support, test systems, integration of new products into manufacturing and validation of new products prior to their release.

     Materials. Our materials groups are responsible for our supply-chain management activities. We currently purchase certain key components, such as lasers, from limited sources. Lead times can vary widely. The inability of our suppliers to deliver components in a timely manner could have an adverse effect on our ability to manufacture and ship our products. We seek to manage the risk associated with industry-wide supply shortages or long lead times through established relationships with most of our suppliers.

     In general, there are multiple suppliers for the types of materials we purchase. Although there are several suppliers for the materials we require, there are industry-wide shortages of some items such as lasers. We have not entered into long-term supply agreements. If we are unable to procure supplies at acceptable prices and within a reasonable time frame, our business and results of operations would suffer.

     We forecast product demand on a monthly basis, based on anticipated product sales and generally order materials and components based on these forecasts. We have experienced in the past, and expect to continue to experience, significant fluctuations in the size of orders we receive. It is sometimes difficult for us to predict the timing of these orders. Large or unexpected orders may impact our ability to satisfy all customers. If we overestimate forecasted sales, we may have excess inventory.

COMPETITION

     We believe the principal competitive factors in our industry include:

     - product performance;

     - price;

     - our ability to manufacture and deliver our products on a timely basis;

     - our ability to introduce new products with improved features; and

     - customer support and service.

     The markets for our products are intensely competitive. We expect the intensity of competition to increase in the future from both existing and new competitors. We compete in specialized market segments against a relatively limited number of companies. We also face competition in some of our markets from our existing and potential customers who have developed or may develop products that are competitive to ours. Many of our current and potential competitors, such as Agilent Technologies, Inc., Ando Electric Co., Ltd., EXFO Electro-Optical Engineering Inc. and Newport Corporation, may have longer operating histories, greater name recognition and substantially greater financial, technical, marketing, management, service, support and other resources than we do. In addition, many of our competitors have well-established relationships with our current or potential customers and have an extensive knowledge of our industry. Therefore, they may be able to respond more quickly than we can to new or changing opportunities, technologies, standards or customer requirements.

     Other competitors are small and highly specialized companies that focus on only one aspect of our markets or in selected geographic regions. We may not be able to compete successfully in the future against existing or new competitors. Competitive pressures may force us to reduce our prices, which could negatively affect our operating results. Consolidation in the optical test and measurement or in the optical component industry could also intensify the competitive pressures that we face. If we do not respond adequately to competitive challenges, our business and results of operations would be harmed.

INTELLECTUAL PROPERTY

     We rely on trade secrets and confidentiality agreements with employees and third parties, all of which offer only limited protection. We are currently evaluating our intellectual property review processes. In those cases where we believe pursuing patent or other protection of our intellectual property is justified, we intend to seek such protection. In the past, we have not devoted resources to obtain patent, copyright or trademark protection of our technologies. Consequently, none of our technology is currently patented and we hold no copyrights or trademarks. In addition, the laws of other countries in which we market our products may afford little or no effective protection of our proprietary technology. Third parties may infringe our intellectual property rights or devise designs that circumvent our intellectual property, and we may not be able to detect this unauthorized use or effectively enforce our rights. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation could result in substantial costs and diversion of management resources, either of which could harm our business.

EMPLOYEES


     As of September 30, 2000, we had 217 employees, 173 in our Bozeman, Montana facility and 38 in our Boulder, Colorado office. We also had one employee in our London, England office and five in our Saitama, Japan office. Of the total employees, 108 were in manufacturing, 41 were in research and development, 33 were in sales and marketing, 10 were in customer service and 25 were in finance and administration. None of our employees is represented by a union. We believe that our relations with our employees are good.


FACILITIES


     Our corporate headquarters, together with one of our manufacturing facilities, is located in Bozeman, Montana. At this location, we lease approximately 21,500 square feet under a lease that expires in April 2004. We have contracted to lease a new 21,500 square foot facility adjoining our current Bozeman facility to accommodate our need for an increase in manufacturing capacity and employees. The new facility is scheduled for completion in the first half of 2001. We also lease approximately 10,600 square feet of office and manufacturing space in Boulder, Colorado under a lease that expires in September 2001. In September 2000, we leased approximately 36,500 square feet of office and manufacturing space in Boulder to accommodate our need for an increase in manufacturing capacity and employees in our Boulder facility. We plan to move to this facility in the first quarter of 2001. We also lease approximately 900 square feet of office space in London, England and approximately 900 square feet in Saitama, Japan. We believe that these existing and planned facilities are adequate to meet our current, foreseeable requirements or that suitable additional or substitute space will be available on commercially reasonable terms.


LEGAL PROCEEDINGS

     We currently are not subject to any material legal proceedings. However, we may from time to time become a party to various legal proceedings arising in the ordinary course of our business.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS


     Our executive officers and directors and their ages as of October 31, 2000, are as follows:



                NAME                     AGE                           POSITION
                ----                     ---                           --------
Lawrence A. Johnson..................    48     Chairman, President and Chief Executive Officer
Randall T. Dugger....................    51     Vice President of Finance and Administration and Chief
                                                Financial Officer
James A. Schreiner...................    38     Vice President and General Manager of Boulder Division
Robin A. Bequet-Sharber..............    40     Vice President of Worldwide Sales
Nancy L. Quist.......................    45     Vice President of Marketing and Business Development
Glenden F. Johnson...................    74     Director
James C. Wyant(1)(2).................    57     Director
Steven M. Quist......................    54     Director
Frederick R. Hume(1)(2)..............    57     Director
William R. Walker(1)(2)..............    59     Director
David I. Polinsky(1).................    38     Director


------------------------------
(1) Member of audit committee.

(2) Member of compensation committee.

     Lawrence A. Johnson is the Founder of ILX Lightwave and has served as President, Chief Executive Officer and Chairman of the Board since our inception in 1986. From 1983 to 1986, Dr. Johnson was an engineering group supervisor at Rosemount Inc. where he was responsible for the development of new technology related to fiber optic sensors for industrial applications. From 1981 to 1983, he worked as a Member of Technical Staff at Ball Aerospace Systems Division in the development of advanced electro-optical systems and technology for military aerospace applications. From 1978 to 1981, Dr. Johnson worked for the National Oceanic and Atmospheric Administration as a Staff Scientist in the development of laser remote sensing technology. Dr. Johnson holds a PhD and MS in Optical Sciences from the University of Arizona and a BS in Engineering Physics from the Colorado School of Mines. Dr. Lawrence Johnson is the son of Mr. Glenden Johnson, a director of our company

     Randall T. Dugger has been our Vice President of Finance and Administration and Chief Financial Officer since July 2000. From 1998 to 2000, Mr. Dugger was an independent consultant and worked with us on a project by project basis. Prior to that, Mr. Dugger served as our Chief Financial Officer from 1990 to 1998 and was a member of our board of directors from 1991 to 1998. Mr. Dugger was Chief Financial Officer of Prime Cable Corp., a multi-system cable television operator, from 1979 to 1985 and was with Coopers & Lybrand from 1973 to 1979. Mr. Dugger holds a BBA degree from the University of Texas.

     James A. Schreiner joined ILX Lightwave in June 1989 and was appointed Vice President and General Manager of the Boulder Division in September 1999. Prior to this appointment, Mr. Schreiner held positions as Product Line Director, Director of Manufacturing, Manufacturing Manager and Manufacturing Engineer. From 1988 to 1989, Mr. Schreiner worked as a Manufacturing Engineer for Liquipak, Inc. supporting the production of automated packaging equipment. From 1984 to 1988, Mr. Schreiner worked as an Instrumentation Design engineer for Minnesota Mining and Manufacturing Co. He holds a BS in Electrical Engineering from Montana State University and is a Registered Professional Engineer in the state of Minnesota.

     Robin A. Bequet-Sharber joined ILX Lightwave in July 1998 as Marketing and Sales Manager and was promoted to her current position as Vice President of Worldwide Sales in June 2000. From 1982 to 1997, Ms. Bequet-Sharber worked with the Medical Products Division of W.L. Gore &

Associates, a developer and manufacturer of GORE-TEX(R) Medical Products and surgically implantable devices. In her tenure at Gore, Ms. Bequet-Sharber worked as a Product Manager, International Sales & Marketing Manager, Sales Trainer and Technical Field Sales Associate. Ms. Bequet-Sharber holds a BS in Biology from the State University of New York at StonyBrook.

     Nancy L. Quist joined ILX Lightwave in July 2000 as Vice President of Marketing and Business Development. Prior to joining ILX Lightwave, she worked as Vice President and General Manager for MTS Systems Corp., a manufacturer of material testing systems, from 1999 to July 2000. From 1997 to 1999, Ms. Quist worked as vice president of marketing and strategic planning at Detector Electronics, Inc., a manufacturer of industrial optical detection equipment. From 1990 to 1997, Ms. Quist held various sales and marketing positions at Fisher-Rosemount, a process controls equipment supplier. Ms. Quist holds a BS in Chemistry and Biology from Davidson College in North Carolina. Ms. Quist is the wife of Steven M. Quist, a director of our company.


     Glenden F. Johnson has served on our board of directors since our inception in 1986. Prior to retiring in 1981 as Mobil Oil Corporation Senior Exploration Operations Advisor and Coordinator, Worldwide. Mr. G. Johnson held various exploration, supervisory and management assignments for Mobil Oil Corp. in the United States and Canada from 1948 to 1981. Mr. G. Johnson is the father of Dr.
L. Johnson, the President, Chief Executive Officer and Chairman of our company. Mr. G. Johnson has notified the board that he will retire from the board prior to the closing of our initial public offering.


     James C. Wyant has served on our board of directors since April 1989. Dr. Wyant has been the Director of the Optical Sciences at the University of Arizona since 1999. From 1984 to 1997, Dr. Wyant was the founder and President of Wyko Corporation, a manufacturer of precision optical based measurement instrumentation.

     Steven M. Quist has served on our board of directors since July 1989. He has been Chief Executive Officer of CyberOptics Corporation, a designer and manufacturer of laser sensors and systems for high precision, non-contact dimensional measurement, since 2000, President since February 1998 and a director since 1991. Prior to that, Mr. Quist held various positions at Rosemount Inc. from 1970 to 1998, including President of the Rosemount Measurement Division of Emerson Electric Co. Mr. Quist is a director of Rimage Corporation, a manufacturer of CD recordable and computer disc duplication and production equipment. Mr. Quist is the husband of Nancy L. Quist, our Vice President of Marketing and Business Development.

     Frederick R. Hume has served on our board of directors since March 1999. Mr. Hume has been the President and Chief Executive Officer of Data I/O Corporation, a provider of programming solutions for programmable semiconductor devices, since February 1999. Mr. Hume has also served on Data I/O Corporation's board of directors since January 1999. Prior to joining Data I/O, Mr. Hume was Vice President and General Manager of Keithley Instruments, a maker of precision instrumentation, from 1988 to 1998. Mr. Hume was retired from 1998 until joining Data I/O. Mr. Hume is a director of IFR Systems, Inc. a manufacturer of communications, test and measurement and avionics test instruments.

     William R. Walker has served on our board of directors since September 2000. He has been Vice President, Secretary and Chief Financial Officer of Hi/fn, a developer and marketer of both integrated circuits and software for manufacturers of computer networking products, since November 1997. He was Hi/fn's Acting Chief Executive Officer and Acting President from July 1998 through October 1998. From 1996 to 1997, Mr. Walker was Vice President, Chief Financial Officer and Secretary at MMC Networks, Inc., a networking company. From 1984 to 1996, Mr. Walker was Senior Vice President and Chief Financial Officer at Zilog, Inc., a semiconductor supplier.


     David I. Polinsky has served on our board of directors since October 2000. He has been Vice President of Business Development of DiCon Fiberoptics, inc., a global manufacturer of passive optical components and instruments since 1998. Prior to assuming his current position, Dr. Polinsky was DiCon's Vice President of Sales, Marketing and Commercial Relations from 1992 to 1998 and Director of Sales and Marketing from 1986 to 1992.


BOARD OF DIRECTORS AND COMMITTEES OF THE BOARD


     Prior to the closing of our initial public offering, we will amend our articles of incorporation to provide for a classified board of directors consisting of three classes of directors, each serving staggered three-year terms. As a result, a portion of our board of directors will be elected each year. To implement the classified structure, prior to the consummation of the offering, Mr. Walker, Dr. Polinsky and Mr. G. Johnson will be designated Class I directors whose terms expire at the 2001 annual meeting of shareholders, Mr. Hume and Dr. Wyant will be designated Class II directors whose terms expire at the 2002 annual meeting of stockholders and Dr. L. Johnson and Mr. Quist will be designated Class III directors whose terms expire at the 2003 annual meeting of stockholders. Mr. G. Johnson has notified the board that he will retire from the board prior to the closing of our initial public offering. For more information on the classified board, see "Description of Capital Stock -- Anti-Takeover Effects of Our Articles of Incorporation and Bylaws and Minnesota Law."



     Our board of directors has established an audit committee and a compensation committee. The audit committee consists of Messrs. Hume and Walker and Drs. Polinsky and Wyant. The audit committee makes recommendations to the board of directors regarding the selection of independent auditors, reviews the results and scope of audit and other services provided by our independent auditors and reviews and evaluates our audit and control functions.


     The compensation committee consists of Messrs. Hume and Walker and Dr. Wyant. The compensation committee administers our stock plans and makes recommendations to the board of directors regarding executive compensation matters.

DIRECTOR COMPENSATION


     We currently pay our directors $1,000 for each board meeting they attend as compensation for their time. We do not pay any other compensation to our directors for serving in that capacity. We reimburse directors for out-of-pocket expenses incurred in attending board meetings. Our board of directors has the discretion to grant options to non-employee directors pursuant to our stock option plan. Our board has approved a plan to grant options to our outside directors. Under the plan, outside directors will be granted an option to purchase 10,000 shares of our common stock upon appointment to our board of directors. These options will vest in equal installments of 50% on the one and two year anniversaries of the date of grant. At each annual shareholders' meeting, each non-employee director will receive an automatic option grant to purchase 1,250 shares of our common stock for each board meeting attended up to a maximum annual grant of options to purchase 5,000 shares. These options will be fully vested at the time they are granted. Messrs. Hume and G. Johnson each currently hold options to purchase 120,000 shares of our common stock. Mr. Quist currently holds options to purchase 140,000 shares of our common stock. All of the options held by Messrs. Hume, G. Johnson and Quist are currently exercisable. In addition, Mr. Walker and Dr. Polinsky each hold options to purchase 10,000 shares of our common stock.

EXECUTIVE COMPENSATION

     The following table provides information regarding compensation paid or earned for services rendered to us in all capacities during the year ended December 31, 1999, by our Chief Executive Officer and the other executive officer who earned more than $100,000 in 1999. These individuals are referred to in this prospectus as the "named executive officers."

                           SUMMARY COMPENSATION TABLE

                                                                                       LONG-TERM
                                                                                      COMPENSATION
                                                                                         AWARDS
                                                     ANNUAL COMPENSATION              ------------
                                           ---------------------------------------     SECURITIES
                                                                    OTHER ANNUAL       UNDERLYING
  NAME AND PRINCIPAL POSITION      YEAR     SALARY     BONUS(1)    COMPENSATION(2)      OPTIONS
  ---------------------------      ----    --------    --------    ---------------    ------------
Lawrence A. Johnson............    1999    $132,038    $74,758         $2,927                --
  Chairman, President and Chief
  Executive Officer
James A. Schreiner.............    1999      76,126     25,195          2,109           252,000
  Vice President and General
  Manager of Boulder
  Division(3)

-------------------------
(1) Includes the 1999 management bonus and the 1999 employee incentive bonus.

(2) Reflects amounts contributed to our 401(k) Plan.

(3) Mr. Schreiner served as our Product Line Director before being appointed to the position of Vice President and General Manager of Boulder Division in September 1999.

     In the year ended December 31, 1999, we granted options to purchase up to an aggregate of 1,218,000 shares to employees, directors and consultants. No stock appreciation rights were granted during this period. All options were granted under our 1998 Long-Term Incentive and Stock Option Plan, or "1998 Option Plan," at exercise prices no less than the fair market value of our common stock on the date of grant, as determined in good faith by the board of directors. Incentive options granted under the 1998 Option Plan generally have a term of 10 years. Nonincentive options granted under the 1998 Option Plan generally have a term of seven years. However, in the event of the optionee's death or disability, the option will terminate one year after the optionee's death or disability. In the event of the optionee's termination of employment with us, with or without cause, the option will terminate immediately upon the optionee's termination. Optionees may pay the exercise price by cash, check, or, with the approval of the committee, delivery of already owned shares of our common stock.

     The following table provides information concerning the stock option grants we made in 1999 to each of the named executive officers, including the potential realizable value over the 10-year term of the options, based on assumed rates of stock appreciation of 5% and 10%, compounded annually. These assumed rates of appreciation comply with the rules of the Securities and Exchange Commission and do not represent our estimate of future stock price. Actual gains, if any, on stock option exercises will be dependent on the future performance of our common stock.

                             OPTION GRANTS IN 1999

                                                                                      POTENTIAL
                                            INDIVIDUAL GRANTS                        REALIZABLE
                           ---------------------------------------------------    VALUE AT ASSUMED
                                          PERCENT OF                               ANNUAL RATES OF
                            NUMBER OF       TOTAL                                    STOCK PRICE
                           SECURITIES      OPTIONS      EXERCISE                  APPRECIATION FOR
                           UNDERLYING     GRANTED TO    PRICE PER                    OPTION TERM
                             OPTIONS     EMPLOYEES IN     SHARE     EXPIRATION   -------------------
                           GRANTED (#)       1999          ($)         DATE         5%        10%
                           -----------   ------------   ---------   ----------   --------   --------
Lawrence A. Johnson......         --           --           --         --           --         --
James A. Schreiner.......    252,000        24.6%         $.27       10/11/09    $110,830   $176,478

     The following table provides information concerning shares of common stock represented by the number and value of unexercised stock options held by the named executive officers as of December 31, 1999. The value of unexercised in-the-money options is based on the value of our common stock as of December 31, 1999 of $0.67 per share minus the actual exercise prices. No options have been exercised by the named executive officers.

                     AGGREGATED 1999 YEAR-END OPTION VALUES

                                                                             VALUE OF UNEXERCISED
                                     NUMBER OF SECURITIES                        IN-THE-MONEY
                                    UNDERLYING UNEXERCISED                        OPTIONS AT
                                 OPTIONS AT DECEMBER 31, 1999                  DECEMBER 31, 1999
                                -------------------------------         -------------------------------
            NAME                EXERCISABLE       UNEXERCISABLE         EXERCISABLE       UNEXERCISABLE
            ----                -----------       -------------         -----------       -------------
Lawrence A. Johnson.........       --                 --                   --                 --
James A. Schreiner..........      878,400            201,600             $467,280            $80,640

EMPLOYEE BENEFIT PLANS

     1988 Stock Option Plan


     Our 1988 Long-Term Incentive and Stock Option Plan, or "1988 Option Plan," was adopted by the board of directors in October 1988 and received shareholder approval in December 1988. The 1988 Option Plan expired in September 1998 and no further options were granted after that date. Under the 1988 Option Plan, we were authorized to grant to officers and other employees options to purchase shares of common stock intended to qualify as incentive stock options, as defined under Section 422 of the Internal Revenue Code of 1986, and options not intended to qualify as incentive stock options. Stock options granted under the 1988 Option Plan are generally exercisable for seven years. Options granted under the 1988 Option Plan are not transferable by the recipient except by will or by the laws of descent and distribution. Options to purchase 2,027,600 shares of our common stock remain outstanding as of September 30, 2000, exercisable at prices ranging from $0.13 per share to $0.23 per share. Of that amount, options to purchase 1,543,040 shares of our common stock were exercisable as of September 30, 2000.

     1998 Long-Term Incentive and Stock Option Plan


     Our 1998 Option Plan was adopted by the board of directors in September 1998 and received shareholder approval in March 1999. The 1998 Option Plan was amended in May 2000. A total of 5,556,000 shares of common stock have been reserved for issuance under the 1998 Option Plan. Under the 1998 Option Plan, we are authorized to grant to officers and other employees options to purchase shares of common stock intended to qualify as incentive stock options, as defined under Section 422 of the Internal Revenue Code of 1986, and options that do not qualify as incentive stock options under the Internal Revenue Code. Options granted prior to July 15, 2000 generally vest over five years from the date of grant with 40% vesting two years from the date of the grant and 20% in each of the subsequent three years. Options granted after July 15, 2000 generally vest over four years from the date of grant in equal annual installments of 25%. Options granted under the 1998 Option Plan are not transferable by the recipient except by will or by the laws of descent and distribution. As of September 30, 2000, options to purchase 2,298,600 shares of our common stock remain outstanding and are exercisable at prices ranging from $.27 per share to $10.29 per share. Of that amount, options to purchase 214,400 shares of our common stock were exercisable as of September 30, 2000.


     2000 Stock Incentive Plan


     Our 2000 Stock Incentive Plan, or "2000 Stock Incentive Plan," has been approved by our board of directors and will be approved by our shareholders prior to the completion of the offering contemplated by this prospectus. Our employees, officers, non-employee directors, consultants and independent contractors will be eligible to receive grants under the 2000 Stock Incentive Plan. The 2000 Stock Incentive Plan provides for the granting of:


     - stock options, including incentive stock options and non-qualified stock options;

     - stock appreciation rights, or "SARs";

     - restricted stock and restricted stock units;

     - performance awards; and

     - other stock-based awards.


     We will reserve shares of common stock for issuance under the 2000 Stock Incentive Plan equal to the number of shares available for future grant under our 1998 Option Plan immediately prior to the closing of our initial public offering plus an additional 750,000 shares. The 2000 Stock Incentive Plan is administered by our compensation committee. The compensation committee has the authority:


     - to establish rules for the administration of the 2000 Incentive Plan;

     - to select the persons to whom awards are granted;

     - to determine the types of awards to be granted and the number of shares of common stock covered by awards; and

     - to set the terms and conditions of awards.

     The compensation committee also may determine whether the payment of any amounts received under any award shall be deferred. Awards may provide that upon grant or exercise, the holder will receive shares of common stock, cash or any combination, as the compensation committee shall determine.

     In order to meet the requirements of Section 162(m) of the Internal Revenue Code, the 2000 Stock Incentive Plan limits the number of options that may be granted to any single person in any one calendar year.

     The exercise price per share under any incentive stock option or the grant price of any SAR cannot be less than 100% of the fair market value of our common stock on the date of grant of that incentive stock option or SAR. In the event that a proposed optionee owns more than 10% of our common stock, any incentive stock option granted to that optionee must have an exercise price not less than 110% of the fair market value of our common stock on the grant date and may not have a term longer than five years. Options may be exercised by payment in full of the exercise price, either in cash or, at the discretion of the compensation committee, in whole or in part by the tendering of shares of common stock or other consideration having a fair market value on the date the option is exercised equal to the exercise price. Determinations of fair market value under the 2000 Stock Incentive Plan are made in accordance with methods and procedures established by the compensation committee.

     The holder of an SAR is entitled to receive the excess of the fair market value on the date of exercise of a specified number of shares over the grant price of the SAR.

     The holder of restricted stock may have all of the rights of a shareholder of our company, including the right to vote the shares subject to the restricted stock award and to receive any dividends, or these rights may be restricted. Restricted stock may not be transferred by the holder until the restrictions established by the compensation committee lapse. Holders of restricted stock units have the right, subject to any restrictions imposed by the compensation committee, to receive shares of common stock, or a cash payment equal to the fair market value of such shares, at some future date. Upon termination of the holder's employment during the restriction period, restricted stock and restricted stock units will be forfeited, unless the compensation committee determines otherwise.

     If any shares of common stock subject to any award or to which an award relates are not purchased or are forfeited, or if any award terminates without the delivery of shares or other consideration, the shares previously used for these awards become available for future awards under the 2000 Stock Incentive Plan. Except as otherwise provided under the procedures adopted by the compensation committee to avoid double counting with respect to awards granted in tandem with or in substitution for other awards, all shares relating to awards granted are counted against the aggregate number of shares available for granting awards under the 2000 Stock Incentive Plan.

     Our board of directors may amend, alter or discontinue the 2000 Stock Incentive Plan at any time, except that shareholder approval must be obtained for any change that, absent shareholder approval:

     - would cause Rule 16b-3 of the Exchange Act or Section 162(m) of the Internal Revenue Code to become unavailable with respect to the 2000 Stock Incentive Plan;

     - would violate any rules or regulations of the National Association of Securities Dealers, Inc., The Nasdaq National Market or any securities exchange applicable to us; or

     - would cause us to be unable under the Internal Revenue Code to grant incentive stock options under the 2000 Stock Incentive Plan.

     Under the 2000 Stock Incentive Plan, the compensation committee may permit participants receiving or exercising awards to surrender shares of common stock to us to satisfy federal and state withholding tax obligations. In addition, the compensation committee may grant a bonus to a participant in order to provide funds to pay all or a portion of federal and state taxes due as a result of the receipt, exercise or lapse of restrictions relating to an award.

     Employee Stock Purchase Plan

     Our board of directors and shareholders adopted our Employee Stock Purchase Plan, or the "Stock Purchase Plan," in 2000. The Stock Purchase Plan became effective September 1, 2000 and is intended to qualify as an employee stock purchase plan within the meaning of
Section 423 of the Internal Revenue Code of 1986. The Stock Purchase Plan covers an aggregate of 600,000 shares of common stock. In order to participate in the Stock Purchase Plan, employees must meet certain eligibility requirements. Participating employees will be able to direct the company to make payroll deductions of up to 10% of their compensation during a purchase period for the purchase of shares of common stock. The maximum amount that an employee may deduct during any purchase period is $2,500. Each purchase period, with the exception of the initial offering period, will be six months. The Stock Purchase Plan will provide participating employees with the right, subject to certain limitations, to purchase our common stock at a price not less than 85% of the lesser of the fair market value of our common stock on the first day or the last day of the applicable purchase period. The Stock Purchase Plan will terminate on a date that our board of directors may determine, or automatically as of the date on which all of the shares of common stock reserved for purchase under the Stock Purchase Plan have been sold.

     401(k) Plan

     We have established a tax-qualified employee savings and retirement plan, or "401(k) Plan," for all of our employees who satisfy eligibility requirements, including requirements relating to age and length of service. Pursuant to the 401(k) Plan, employees may elect to reduce their current compensation by up to the lower of 1% or the statutorily prescribed limit and have the amount of such reduction contributed to the 401(k) Plan. The 401(k) Plan permits us to make additional discretionary matching contributions, and we currently match 100% of employees' contributions up to a maximum of 2% of their annual compensation. The employer contribution vests annually over a six-year period in four equal installments beginning two years after employment commences. The 401(k) Plan is intended to qualify under Section 401 of the Internal Revenue Code so that contributions by employees or by us to the 401(k) Plan, and income earned on plan contributions, are not taxable to employees until withdrawn from the 401(k) Plan, and so that our contributions, if any, will be deductible by us when made.

INDEMNIFICATION MATTERS AND LIMITATION OF LIABILITY

     Minnesota law and our bylaws provide that we will, subject to limitations, indemnify any person made or threatened to be made a party to a proceeding by reason of that persons' former or present official capacity with us. We will indemnify that person against judgments, penalties, fines, settlements and reasonable expenses, and, subject to limitations, we will pay or reimburse reasonable expenses before the final disposition of the proceeding.

     As permitted by Minnesota law, our articles of incorporation provide that our directors will not be personally liable to us or our shareholders for monetary damages for a breach of fiduciary duty as a director, subject to the following exceptions:

     - any breach of the director's duty of loyalty to us or our shareholders;

     - acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

     - liability for illegal distributions under section 302A.559 of the Minnesota Business Corporation Act or for civil liabilities for state securities law violations under section 80A.23 of the Minnesota statutes;

     - any transaction from which the director derived an improper personal benefit; and

     - any act or omission occurring prior to the effective date of Article 7 of our articles of incorporation.

                       PRINCIPAL AND SELLING SHAREHOLDERS


     The following table provides information concerning beneficial ownership of our common stock as of September 30, 2000, by:


     - each shareholder that we know owns more than 5% of our outstanding common stock;

     - each of our named executive officers;

     - each of our directors;

     - all of our directors and executive officers as a group; and

     - each of the selling shareholders.


     The following table lists the applicable percentage of beneficial ownership based on 31,780,348 shares of common stock outstanding as of September 30, 2000. The table also lists the applicable percentage beneficial ownership based on 36,280,348 shares of common stock outstanding upon completion of this offering, assuming no exercise of the underwriters' over-allotment option.



     Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and generally includes voting power and/or investment power with respect to the securities held. Shares of common stock subject to options currently exercisable or exercisable within 60 days of September 30, 2000, are deemed outstanding for purposes of computing the percentage beneficially owned by the person holding the options but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person. Except as otherwise noted, the persons or entities named have sole voting and investment power with respect to all shares shown as beneficially owned by them.


     Unless otherwise indicated, the principal address of each of the shareholders below is c/o ILX Lightwave Corporation, 31950 East Frontage Road, Bozeman, Montana 59715.


                                     NUMBER OF SHARES                           SHARES BENEFICIALLY
                                       BENEFICIALLY                                 OWNED AFTER
                                         OWNED(1)            NUMBER OF              OFFERING(1)
NAME AND ADDRESS OF BENEFICIAL     --------------------       SHARES           ----------------------
OWNER                                NUMBER     PERCENT       OFFERED             NUMBER      PERCENT
------------------------------     ----------   -------   ---------------      ------------   -------
Lawrence A. Johnson(2)..........   15,599,916    49.1%             --(3)(10)    15,599,916     43.0%
Glenden F. Johnson(4)...........   10,329,384    32.4         406,250            9,923,134     27.3
  5355 Turney Groce Road
  Byrdstown, TN 38549
Mary I. Johnson(5)..............   10,329,384    32.4              --           10,329,384     28.4
  5355 Turney Groce Road
  Byrdstown, TN 38549
James C. Wyant and Louise A.
  Wyant.........................    2,945,240     9.3              --            2,945,240      8.1
  1630 East University Boulevard
  Tucson, AZ 85721
Randall T. Dugger...............    1,188,000     3.7              --(6)(10)     1,188,000      3.3
David L. Morrow.................    1,080,000     3.4          93,750              986,250      2.7
  Route 3
  Cisco, TX 76439
James A. Schreiner..............      878,400     2.7              --(7)(10)       878,400      2.4
Steven M. Quist.................      248,000       *              --              248,000        *
  5900 Golden Hills Drive
  Minneapolis, MN 55416

                                     NUMBER OF SHARES                           SHARES BENEFICIALLY
                                       BENEFICIALLY                                 OWNED AFTER
                                         OWNED(1)            NUMBER OF              OFFERING(1)
NAME AND ADDRESS OF BENEFICIAL     --------------------       SHARES           ----------------------
OWNER                                NUMBER     PERCENT       OFFERED             NUMBER      PERCENT
------------------------------     ----------   -------   ---------------      ------------   -------
Fredrick R. Hume................      120,000       *              --              120,000        *
  10525 Willows Road NE
  Redmond, WA 98073
William R. Walker...............           --      --              --                   --       --
  750 University Avenue, Suite
  200
  Los Gatos, CA 95032
David I. Polinsky(8)............           --      --              --                   --       --
  1331 Eight Street
  Berkeley, CA 94710
All directors and officers as a
  group (10 persons)(9).........   21,080,356    63.9%             --           21,080,356(11)  56.2%


-------------------------
 *  Less than 1% of the outstanding shares of common stock.


 (1) Includes the following shares underlying options exercisable as of or within 60 days of September 30, 2000: Mr. G. Johnson, 120,000 shares; Mr. Quist, 140,000 shares; Mr. Hume, 120,000 shares; and Mr. Schreiner, 878,400 shares.


 (2) Includes 711,288 shares held by Dr. L. Johnson's wife and children, as to which he has no voting or investment power and disclaims beneficial ownership.


 (3) Dr. Johnson has granted the underwriters an option to purchase up to 250,000 shares of our common stock to cover over-allotments, if any. If the over-allotment option is exercised in full, Dr. Johnson would own 15,349,916 shares or 42.3% of the outstanding shares.


 (4) Includes 5,104,692 shares held by Mr. G. Johnson's wife, as to which he has no voting or investment power and disclaims beneficial ownership.

 (5) Includes 5,104,692 shares and 120,000 shares underlying exercisable options held by Ms. Johnson's husband, as to which she has no voting or investment power and disclaims beneficial ownership.

 (6) Mr. Dugger has granted the underwriters an option to purchase up to 59,400 shares of our common stock to cover over-allotments, if any. If the over-allotment option is exercised in full, Mr. Dugger would own 1,128,600 shares or 3.1% of the outstanding shares.


 (7) Mr. Schreiner has granted the underwriters an option to purchase up to 43,920 shares of our common stock to cover over-allotments, if any. If the over-allotment option is exercised in full, Mr. Schreiner would own 834,480 shares or 2.4% of the outstanding shares.



 (8)Dr. Polinsky was appointed to our board of directors in October 2000.



 (9) Includes 1,229,200 shares underlying options exercisable as of or within 60 days of September 30, 2000.



(10) None of our executive officers will sell more than 5% of the shares they beneficially own.



(11) If the over-allotment is exercised in full, all directors and officers as a group will own 20,727,036 shares or 54.7% of the outstanding shares. Does not include shares owed by Mr. G. Johnson who will retire as a director prior to the closing of this offering.


     We will pay all costs and expenses of the offering, other than the underwriting discount relating to shares sold by the selling shareholders, the fees and disbursements of legal counsel to the selling shareholders and stock transfer and other taxes attributable to the sale of shares by the selling shareholders, which will be paid by the selling shareholders.

                              CERTAIN TRANSACTIONS


     As of September 30, 2000, Randall T. Dugger, our Vice President of Finance and Administration and Chief Financial Officer, owed us $76,900, in the form of promissory notes issued December 30, 1996, June 9, 1997 and January 28, 1998 and due December 30, 2003, June 9, 2004 and January 28, 2003, respectively. The notes bear interest between 5.75% and 6.25% per annum. The notes were issued in connection with loans made to Mr. Dugger to allow him to exercise stock options to purchase 648,000 shares of common stock. The notes are secured by a pledge of the shares of common stock received upon exercise of the options.



     In February 1991, we and several of our shareholders sold 12,855,852 shares, or approximately 29%, of our common stock to Newport Corporation at a price of $0.18. From February 1991 to December 1994, a representative of Newport served on our board of directors. In April 1998, we repurchased 3,240,000 shares of our common stock held by Newport for $720,000, or $0.22 per share. Following the April 1998 repurchase, Newport owned approximately 23% of our common stock. At that time, we also entered into an agreement with Newport granting us an option to repurchase the remaining shares owned by Newport at a purchase price of $0.22 per share, which price increased at a compounded rate of 0.72% per month for each month subsequent to March 31, 1998. In September 1999, we repurchased 4,200,000 shares of our common stock held by Newport for $1,054,397, or $0.25 per share. Following the September 1999 repurchase, Newport owned approximately 15% of our common stock. On April 4, 2000, we repurchased the remaining 5,415,852 shares of our common stock held by Newport for $1,429,656, or $0.26 per share. We currently have no significant business relationship with Newport.



     On September 8, 2000 we entered into a separation agreement with Mike Krzyzanowski who served as our Vice President of Finance and Administration and Chief Financial Officer from March 2000 to August 2000. Pursuant to the terms of the agreement, we paid him $59,000 in cash and granted him an option to purchase 26,000 shares of our common stock at an exercise price of $6.10 per share. The option vests on the later of the closing of our initial public offering or December 31, 2000 and terminates on September 7, 2001.

                          DESCRIPTION OF CAPITAL STOCK

     Following the closing of this offering, we expect our authorized capital stock to consist of 150,000,000 shares of common stock, par value $.01 per share, and 15,000,000 shares of preferred stock, par value $.01 per share. Unless otherwise designated by our board of directors, all issued shares shall be deemed common stock with equal rights and preferences.

COMMON STOCK


     As of September 30, 2000, there were 31,780,348 shares of common stock outstanding, held by 16 shareholders of record.


     Holders of our common stock do not have cumulative voting rights and are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders, including the election of directors. Holders of our common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of funds legally available therefor, subject to the prior rights of any preferred stock then outstanding.

     Upon a liquidation, dissolution or winding up of ILX Lightwave, the holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to shareholders after the payment of all debts and other liabilities. These rights are subject to the prior rights of any preferred stock then outstanding. Holders of our common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and the common stock outstanding upon completion of this offering will be, fully paid and nonassessable.

PREFERRED STOCK

     Effective upon the closing of this offering, we expect that our board of directors will have the authority, without further action by the shareholders, to issue from time to time, 15,000,000 shares of preferred stock in one or more series and to fix for each series the number of shares, designations, preferences, powers and relative, participating, optional or other special rights and the qualifications or restrictions thereof. The preferences, powers, rights and restrictions of different series of preferred stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions, purchase funds and other matters.

     The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to holders of common stock or adversely affect the rights and powers, including voting rights, of the holders of common stock. It may have the effect of delaying, deferring or preventing a change in our control. We currently do not plan to issue shares of preferred stock.

ANTI-TAKEOVER EFFECTS OF OUR ARTICLES OF INCORPORATION AND BYLAWS AND MINNESOTA LAW

     The existence of authorized but unissued preferred stock, described above, and specific provisions of Minnesota law, described below, could have an anti-takeover effect. These provisions are intended to provide management with flexibility, to enhance the likelihood of continuity and stability in the composition of our board of directors and the policies of our board and to discourage an unsolicited takeover of our company if our board of directors determines that the takeover is not in the best interests of our company and our shareholders. However, these provisions could have the effect of discouraging attempts to acquire us, which could deprive our shareholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

     Upon the closing of this offering, our board of directors will be divided into three classes serving staggered three-year terms. As a result of this division, generally at least two shareholder meetings will be required for shareholders to effect a change in control of the board of directors. In addition, our bylaws will contain provisions that establish specific procedures for calling meetings of shareholders and appointing and removing members of the board of directors.

     Section 302A.671 of the Minnesota Business Corporation Act applies, with exceptions, to any acquisition of our voting stock from a person other than us, and other than in connection with specific types of mergers and exchanges to which we are a party, that results in the beneficial ownership of 20% or more of the voting stock then outstanding. Section 302A.671 requires approval of these acquisitions by a majority vote of our shareholders to accord full voting rights to the acquired shares. In general, shares acquired in the absence of this approval are denied voting rights and are redeemable at their then fair market value by us within 30 days after the acquiring person has failed to give a timely information statement to us or the date the shareholders voted not to grant voting rights to the acquiring person's shares.

     Section 302A.673 of the Minnesota Business Corporation Act generally prohibits any business combination by us, or by any of our subsidiaries, with any shareholder that purchases 10 percent or more of our voting shares within four years following this interested shareholder's share acquisition date. The business combination may be permitted if it is approved by a committee of all of the disinterested members of our board of directors before the interested shareholder's share acquisition date.

QUOTATION ON THE NASDAQ NATIONAL MARKET

     We have applied for quotation of our common stock on the Nasdaq National Market under the symbol "ILXL."

TRANSFER AGENT AND REGISTRAR


     The transfer agent and registrar for our common stock will be American Stock Transfer and Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, there has been no public market for our common stock, and we cannot assure you that a significant public market for our common stock will develop or be sustained after this offering. As described below, no shares currently outstanding will be available for sale immediately after this offering due to certain contractual and securities law restrictions on resale. Sales of substantial amounts of our common stock in the public market after the restrictions lapse could cause the prevailing market price to decline and limit our ability to raise equity capital in the future.


     Upon completion of this offering, we will have outstanding 36,280,348 shares of common stock, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options to purchase common stock. Of these shares, the shares offered for sale through the underwriters will be freely tradable without restriction under the Securities Act unless purchased by our affiliates or covered by a separate lock-up agreement.



     The remaining 31,780,348 shares of common stock held by existing shareholders are restricted securities. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration described below under Rule 144, 144(k) or 701 under the Securities Act. These provisions are described below.


     As a result of the lock-up agreements and the provisions of Rules 144, 144(k) and 701, these restricted shares will be available for sale in the public market as follows:

     - no shares may be sold prior to 180 days from the date of this prospectus;


     - 31,232,348 shares will have been held long enough to be sold under Rule 144 or Rule 701 beginning 181 days after the date of this prospectus; and


     - the remaining 48,000 shares may be sold under Rule 144 or 144(k) once they have been held for the required time.

LOCK-UP AGREEMENTS

     Our officers, directors and shareholders have agreed not to transfer or dispose of, directly or indirectly, any shares of our common stock, or any securities convertible into or exercisable or exchangeable for shares of our common stock, for a period of 180 days after the effective date of the registration statement to which this prospectus relates. Transfers or dispositions can be made sooner with the prior written consent of Chase Securities Inc.

RULE 144

     In general, under Rule 144, a person who has beneficially owned restricted securities for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:


     - 1% of the number of shares of our common stock then outstanding, which, immediately after this offering, will equal approximately 36,280 shares; or


     - the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

     Sales under Rule 144 also are limited by manner-of-sale provisions, notice requirements and requirements relating to the availability of current public information about us.

RULE 144(k)

     Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell these shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144 discussed above.

RULE 701

     In general, under Rule 701, any of our employees, consultants or advisors who purchases or receives shares from us under a compensatory stock purchase plan or option plan or other written agreement will be eligible to resell his or her shares beginning 90 days after the date of this prospectus. Non-affiliates will be able to sell their shares subject only to the manner-of-sale provisions of Rule 144. Affiliates will be able to sell their shares without compliance with the holding period requirements of Rule 144.

STOCK OPTIONS

     Prior to the expiration of the lock-up agreements, we intend to file a registration statement under the Securities Act covering shares of common stock reserved for issuance upon exercise of outstanding options under the 1988 Option Plan, 1998 Option Plan, the Stock Purchase Plan and the 2000 Stock Incentive Plan. See "Management -- Employee Benefit Plans." The registration statement is expected to be filed and become effective as soon as practicable after the closing of this offering. Accordingly, shares registered under that registration statement will be available for resale in the open market beginning immediately upon the effectiveness of registration, except with respect to Rule 144 volume limitations that apply to our affiliates and shares covered by a separate lock-up agreement.

                                  UNDERWRITING

     Chase Securities Inc., U.S. Bancorp Piper Jaffray Inc. and Wit SoundView Corporation are the representatives of the underwriters. Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives, have severally agreed to purchase from us and the selling shareholders the following respective numbers of shares of common stock:

                                                      NUMBER
NAME                                                 OF SHARES
----                                                 ---------
Chase Securities Inc. ...........................
U.S. Bancorp Piper Jaffray Inc. .................
Wit SoundView Corporation........................

                                                     ---------
Total............................................    5,000,000
                                                     =========

     The underwriting agreement provides that the obligations of the underwriters are subject to various conditions precedent, including the absence of any material adverse change in our business and the receipt of various certificates, opinions and letters from us, our counsel and the independent auditors. The underwriters are committed to purchase all of the shares of common stock offered by us and the selling shareholders if they purchase any shares.

     The following table shows the per share and total underwriting discounts and commissions we and the selling shareholders will pay to the underwriters. Such amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option to purchase additional shares.

                     UNDERWRITING DISCOUNTS AND COMMISSIONS

                                                            WITH            WITHOUT
                                                       OVER-ALLOTMENT    OVER-ALLOTMENT
                                                          EXERCISE          EXERCISE
                                                       --------------    --------------
Per Share..........................................       $                 $
Total..............................................       $                 $

     We estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $875,000.

     The underwriters propose to offer the shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and
to various dealers at that price less a concession not in excess of $     per
share. The underwriters may allow and such dealers may re-allow a concession not
in excess of $     per share to various other dealers. The underwriters have
informed us that they do not intend to confirm discretionary sales of more than 5% of the shares of common stock offered in this offering.

     We and certain of the selling shareholders have granted to the underwriters an option, exercisable no later than 30 days after the date of this prospectus, to purchase up to 750,000 additional shares of common stock at the initial public offering price, less the underwriting discount set forth on the cover page of this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will have a firm commitment to purchase approximately the same percentage of these option shares which the number of shares of common stock to be purchased by it shown in the above table bears to the total number of shares of common stock offered by this prospectus. We and certain of the selling shareholders will be obligated, pursuant to this option, to sell shares to the underwriters to the extent the option is exercised. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of shares of common stock in this offering.

     The offering of the shares is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

     We and the selling shareholders have each agreed to indemnify the underwriters against liabilities specified in the underwriting agreement, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments the underwriters may be required to make in respect of these liabilities.

     Our officers and directors and all of our shareholders have agreed that they will not, without the prior written consent of Chase Securities Inc., directly or indirectly, sell, offer, contract to sell, transfer the economic risk of ownership in, make any short sale, pledge or otherwise dispose of any shares of our common stock, options or warrants to acquire shares of our common stock or securities exchangeable for or convertible into shares of our common stock owned by them or any other rights to purchase or acquire our common stock for a period of 180 days following the effective date of the registration statement that includes this prospectus. We have agreed that we will not, without the prior written consent of Chase Securities Inc., directly or indirectly, offer, sell, contract to sell, make any short sale, pledge, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any shares of our capital stock, or any securities exchangeable or exercisable for or convertible into or any rights to purchase or acquire shares of our capital stock for a period of 180 days following the date of this prospectus, except that we may issue shares upon the exercise of options granted prior to the date of this prospectus and may grant additional options or sell additional shares under our stock option or stock purchase plans.

     In connection with this offering, the underwriters may effect transactions that could have the effect of raising or maintaining, or preventing or retarding a decline in, the market price of our shares. As a result, the price of our shares may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

     In particular, the underwriters may make short sales of our shares and may purchase our shares on the open market to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are sales made in an amount not greater than the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering.

     In addition, an underwriter may enter a stabilizing bid in connection with the offering, which is the placing of any bid or effecting of any purchase, for the purpose of pegging, fixing, or maintaining the price of the shares. The underwriters may also impose penalty bids, which permit them to reclaim the selling concessions from a syndicate member when shares sold by the syndicate member are purchased in syndicate covering transactions. Any stabilizing, if commenced, may be discontinued at any time.

     Prior to this offering, there has been no public market for our shares. The initial public offering price for the shares will be determined by negotiations among us and the representatives. Among the factors considered in determining the initial public offering will be prevailing market and economic conditions, our revenue, the prospects for our future earnings, market valuations of other companies engaged in activities similar to our business operations and our management. The estimated initial public offering price range set forth on the cover of this preliminary prospectus is subject to change as a result of market conditions or other factors.

     At our request, the underwriters have reserved up to 250,000 shares of common stock for sale at the initial public offering price to our directors, officers, employees, business associates and related persons. The number of shares of common stock available for sale to the general public will be reduced if such persons purchase the reserved shares. Any reserved shares which are not so purchased may be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.

     A prospectus in electronic format is being made available on an Internet web site maintained by Wit SoundView Corporation's strategic partner, E*Trade Securities, Inc., and may be made available on web sites maintained by one or more of the other underwriters participating in this offering. The representatives may agree to allocate a number of shares to the underwriters for sale to their online brokerage account holders.

                                 LEGAL MATTERS

     The legality of the shares of common stock offered hereby will be passed upon for us and the selling shareholders by Dorsey & Whitney LLP, Great Falls, Montana and Minneapolis, Minnesota. Certain legal matters will be passed upon for the underwriters by Venture Law Group, a Professional Corporation, Kirkland, Washington.

                                    EXPERTS

     KPMG LLP, independent certified public accountants, have audited our financial statements as of December 31, 1998 and 1999 and for each of the years in the three year period ended December 31, 1999, as set forth in their report appearing elsewhere in this prospectus. We have included our financial statements in this prospectus and elsewhere in the registration statement in reliance on the report of KPMG LLP, which was given on the authority of said firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act of 1933 with respect to the common stock offered by this prospectus. As permitted by the rules and regulations of the Commission, this prospectus, which is a part of the registration statement, omits certain information, exhibits, schedules and undertakings set forth in the registration statement. For further information about us and the common stock offered by this prospectus, you should review the registration statement and the exhibits and schedules thereto. Statements contained in this prospectus as to the contents or provisions of any contract or other document referred to in this prospectus are not necessarily complete, and in each instance reference is made to the copy of the contract or other document filed as an exhibit to the registration statement. All statements made in this prospectus concerning these contracts or documents are qualified in all respects by this reference. A copy of the registration statement, as well as other documents we file with the Commission, may be inspected without charge in the Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048. Please call the Commission at 1-800-SEC-0330 for further information about its public reference rooms. Copies of all or any part of the registration statement and other documents we file may be taken from the public reference rooms upon the payment of fees prescribed by the Commission. In addition, the registration statement and other documents we file with the Commission through its Electronic Data Gathering, Analysis and Retrieval, or "EDGAR," system are available to the public through the Commission's web site at http://www.sec.gov.

     Upon completion of this offering, we will be required to file periodic reports, proxy statements and other information with the Commission. These periodic reports, proxy statements and other information will be available for inspection and copying at the Commission's public reference rooms and through the web site of the Commission referred to above.

                           ILX LIGHTWAVE CORPORATION

                         INDEX TO FINANCIAL STATEMENTS

                                                                PAGE
                                                                ----
Report of Independent Auditors..............................    F-2
Balance Sheets..............................................    F-3
Statements of Income........................................    F-4
Statements of Shareholders' Equity..........................    F-5
Statements of Cash Flows....................................    F-6
Notes to Financial Statements...............................    F-7

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
ILX Lightwave Corporation:

     We have audited the accompanying balance sheets of ILX Lightwave Corporation as of December 31, 1998 and 1999 and the related statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ILX Lightwave Corporation at December 31, 1998 and 1999 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1999 in conformity with generally accepted accounting principles.

                                          /s/ KPMG LLP

Billings, Montana
February 4, 2000

  except as to the second


  and third paragraphs of


  Note 1(l), which are as

  of August 24, 2000

                           ILX LIGHTWAVE CORPORATION
                                 BALANCE SHEETS


                                                                  DECEMBER 31,          SEPTEMBER 30,
                                                            ------------------------    -------------
                                                               1998          1999           2000
                                                            ----------    ----------    -------------
                                                                                         (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.............................    $1,888,605    $1,041,393     $ 1,251,822
  Accounts receivable, net of allowance for doubtful
     accounts of $0, $20,000 and $38,000 at December 31,
     1998 and 1999 and September 30, 2000 (unaudited),
     respectively.......................................     1,666,941     2,851,595       8,033,378
  Inventory.............................................     1,365,250     2,027,790       4,518,474
  Prepaid expenses......................................       186,404        56,232         568,668
  Deferred tax assets...................................        89,816        72,786         269,510
  Accrued interest receivable...........................         4,356         3,519              --
                                                            ----------    ----------     -----------
       Total current assets.............................     5,201,372     6,053,315      14,641,852

Property and equipment..................................     2,260,919     2,751,360       3,624,642
  Less accumulated depreciation.........................     1,268,396     1,595,118       1,900,727
                                                            ----------    ----------     -----------
     Net property and equipment.........................       992,523     1,156,242       1,723,915

Other assets............................................         6,353        18,251          71,994
                                                            ----------    ----------     -----------
                                                            $6,200,248    $7,227,808     $16,437,761
                                                            ==========    ==========     ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued expenses.................    $  679,974    $  694,608     $ 3,392,235
  Accrued salaries, wages and benefits..................       392,474       562,396         913,851
  Accrued warranty expense..............................       138,450        99,696         190,785
  Current installments of long-term debt................        11,344            --         466,667
  Current taxes payable.................................       265,027         7,184         896,010
                                                            ----------    ----------     -----------
       Total current liabilities........................     1,487,269     1,363,884       5,859,548
Long-term debt..........................................            --            --         738,889
Deferred income taxes...................................        98,525        29,394          95,942
                                                            ----------    ----------     -----------
       Total liabilities................................     1,585,794     1,393,278       6,694,379
Shareholders' equity:
  Common stock, $.01 par value, 50,000,000 (unaudited)
     authorized shares; and 41,203,800; 37,051,800 and
     31,780,348 (unaudited) shares issued and
     outstanding at December 31, 1998 and 1999 and
     September 30, 2000, respectively...................       412,038       370,518         317,803
  Paid-in capital.......................................       902,982            --       5,257,764
  Deferred compensation.................................            --            --      (4,601,210)
  Retained earnings.....................................     3,376,334     5,540,912       8,845,925
  Notes receivable secured by common stock..............       (76,900)      (76,900)        (76,900)
                                                            ----------    ----------     -----------
       Total shareholders' equity.......................     4,614,454     5,834,530       9,743,382
Commitments and contingencies...........................
                                                            ----------    ----------     -----------
                                                            $6,200,248    $7,227,808     $16,437,761
                                                            ==========    ==========     ===========


See accompanying notes to financial statements.

                           ILX LIGHTWAVE CORPORATION

                              STATEMENTS OF INCOME


                                                                                    NINE MONTHS ENDED
                                          YEARS ENDED DECEMBER 31,            ------------------------------
                                  ----------------------------------------    SEPTEMBER 30,    SEPTEMBER 30,
                                     1997          1998           1999            1999             2000
                                  ----------    -----------    -----------    -------------    -------------
                                                                                       (UNAUDITED)
Sales.........................    $7,565,484    $11,848,480    $17,403,558     $12,334,645      $28,707,673
Cost of sales(1)..............     3,078,553      5,091,469      7,753,639       5,254,609       12,192,583
                                  ----------    -----------    -----------     -----------      -----------
  Gross margin................     4,486,931      6,757,011      9,649,919       7,080,036       16,515,090
Operating expenses:
  Marketing and sales(2)......     1,451,968      1,934,174      2,473,448       1,779,290        3,279,330
  Research and
     development(3)...........     1,056,502      1,888,451      2,322,450       1,649,011        3,472,319
  General and
     administrative(4)........       640,088        845,933      1,378,108         879,948        1,971,150
                                  ----------    -----------    -----------     -----------      -----------
     Total operating
       expenses...............     3,148,558      4,668,558      6,174,006       4,308,249        8,722,799
                                  ----------    -----------    -----------     -----------      -----------
     Operating income.........     1,338,373      2,088,453      3,475,913       2,771,787        7,792,291
Other income (expense):
  Interest income.............        68,352         62,314         54,158          49,032           15,737
  Interest expense............        (2,584)        (1,224)        (1,206)            (88)         (88,859)
  Foreign exchange gain
     (loss)...................       (27,925)        49,861          7,623           1,870           (9,065)
  Other.......................        11,651            (23)        (7,936)         (2,713)           8,701
                                  ----------    -----------    -----------     -----------      -----------
     Total other income
       (loss).................        49,494        110,928         52,639          48,101          (73,486)
                                  ----------    -----------    -----------     -----------      -----------
     Income before income
       taxes..................     1,387,867      2,199,381      3,528,552       2,819,888        7,718,805
Income tax expense............       483,047        771,656      1,268,879       1,014,715        3,038,295
                                  ----------    -----------    -----------     -----------      -----------
     Net income...............    $  904,820    $ 1,427,725    $ 2,259,673     $ 1,805,173      $ 4,680,510
                                  ==========    ===========    ===========     ===========      ===========
Basic earnings per share......    $     0.02    $      0.03    $      0.06     $      0.04      $      0.14
                                  ==========    ===========    ===========     ===========      ===========
Diluted earnings per share....    $     0.02    $      0.03    $      0.05     $      0.04      $      0.13
                                  ==========    ===========    ===========     ===========      ===========


------------------------------

(1)Includes $93,332 of amortization of deferred stock compensation for the nine months ended September 30, 2000.


(2)Includes $318,074 of amortization of deferred stock compensation for the nine months ended September 30, 2000.


(3)Includes $54,560 of amortization of deferred stock compensation for the nine months ended September 30, 2000.


(4)Includes $12,105 of amortization of deferred stock compensation and $150,800 of expense related to nondeferred stock options for the nine months ended September 30, 2000.


See accompanying notes to financial statements.

                           ILX LIGHTWAVE CORPORATION
                       STATEMENTS OF SHAREHOLDERS' EQUITY


                                                                                                  NOTES
                                                                                                RECEIVABLE        TOTAL
                         NUMBER OF                    PAID-IN       DEFERRED      RETAINED      SECURED BY    SHAREHOLDERS'
                           SHARES     COMMON STOCK    CAPITAL     COMPENSATION    EARNINGS     COMMON STOCK      EQUITY
                         ----------   ------------   ----------   ------------   -----------   ------------   -------------
Balances at December
  31,
  1996.................  44,083,800     $440,838     $1,580,261   $        --    $ 1,136,005     $ (9,200)     $ 3,147,904
Exercise of stock
  options..............     180,000        1,800         17,861            --             --       (9,200)          10,461
Dividends paid.........          --           --             --            --        (92,216)          --          (92,216)
Net income.............          --           --             --            --        904,820           --          904,820
                         ----------     --------     ----------   -----------    -----------     --------      -----------
Balances at December
  31,
  1997.................  44,263,800      442,638      1,598,122            --      1,948,609      (18,400)       3,970,969
Exercise of stock
  options..............     468,000        4,680         53,820            --             --      (58,500)              --
Repurchase of common
  stock................  (3,528,000)     (35,280)      (748,960)           --             --           --         (784,240)
Net income.............          --           --             --            --      1,427,725           --        1,427,725
                         ----------     --------     ----------   -----------    -----------     --------      -----------
Balances at December
  31,
  1998.................  41,203,800      412,038        902,982            --      3,376,334      (76,900)       4,614,454
Additional shares
  issued...............      48,000          480         14,320            --             --           --           14,800
Repurchase of common
  stock................  (4,200,000)     (42,000)      (917,302)           --        (95,095)          --       (1,054,397)
Net income.............          --           --             --            --      2,259,673           --        2,259,673
                         ----------     --------     ----------   -----------    -----------     --------      -----------
Balances at December
  31,
  1999.................  37,051,800      370,518             --            --      5,540,912      (76,900)       5,834,530
Repurchase of common
  stock (unaudited)....  (5,415,852)     (54,159)            --            --     (1,375,497)          --       (1,429,656)
Exercise of stock
  options
  (unaudited)..........     144,400        1,444         27,683            --             --           --           29,127
Deferred compensation
  related to stock
  options
  (unaudited)..........          --           --      5,079,281    (5,079,281)            --           --               --
Compensation expense
  related to
  amortization of stock
  options
  (unaudited)..........          --           --             --       478,071             --           --          478,071
Compensation expense
  related to non
  deferred stock
  options
  (unaudited)..........          --           --        150,800            --             --           --          150,800
Net income
  (unaudited)..........          --           --             --            --      4,680,510           --        4,680,510
                         ----------     --------     ----------   -----------    -----------     --------      -----------
Balances at September
  30, 2000
  (unaudited)..........  31,780,348     $317,803     $5,257,764   $(4,601,210)   $ 8,845,925     $(76,900)     $ 9,743,382
                         ==========     ========     ==========   ===========    ===========     ========      ===========


See accompanying notes to financial statements.

                           ILX LIGHTWAVE CORPORATION

                            STATEMENTS OF CASH FLOWS


                                                                                           NINE MONTHS ENDED
                                                 YEARS ENDED DECEMBER 31,            ------------------------------
                                          ---------------------------------------    SEPTEMBER 30,    SEPTEMBER 30,
                                             1997          1998          1999            1999             2000
                                          ----------    ----------    -----------    -------------    -------------
                                                                                              (UNAUDITED)
Cash flows from operating activities:
  Net income..........................    $  904,820    $1,427,725    $ 2,259,673     $ 1,805,173      $ 4,680,510
  Adjustments to reconcile net income
    to net cash provided by operating
    activities:
    Depreciation......................       200,317       236,893        326,722         243,896          305,610
    Provision for doubtful accounts...            --            --         20,000           8,000           18,000
    Employee stock compensation.......            --            --             --              --          610,671
    Director stock compensation.......            --            --         14,800              --           18,200
    Deferred income tax expense
      (benefit).......................         7,508        (7,010)       (52,101)        (42,570)        (130,176)
    Change in:
      Accrued interest receivable.....        (3,186)       13,062            837          (2,325)           3,519
      Accounts receivable.............      (372,339)     (464,457)    (1,204,654)       (926,306)      (5,199,783)
      Inventory.......................      (120,046)     (261,443)      (662,540)       (906,667)      (2,490,684)
      Prepaid expenses and other
         assets.......................        73,535      (158,538)       118,274         134,629         (566,179)
      Accounts payable and accrued
         expenses, salaries, wages and
         benefits.....................       415,935       349,273        184,556         159,999        3,049,082
      Accrued warranty expense........        11,370        91,690        (38,754)        (26,627)          91,089
      Current taxes payable...........       423,647      (171,486)      (257,843)        (54,869)         888,826
                                          ----------    ----------    -----------     -----------      -----------
         Net cash provided by
           operating activities.......     1,541,561     1,055,709        708,970         392,333        1,278,685
                                          ----------    ----------    -----------     -----------      -----------
Cash flows from investing activities:
  Purchases of securities
    available-for-sale................      (564,439)     (600,000)            --              --               --
  Maturities of securities
    available-for-sale................       679,950       791,028             --              --               --
  Purchases of property and
    equipment.........................      (374,045)     (529,400)      (490,441)       (312,188)        (873,283)
                                          ----------    ----------    -----------     -----------      -----------
         Net cash used in investing
           activities.................      (258,534)     (338,372)      (490,441)       (312,188)        (873,283)
                                          ----------    ----------    -----------     -----------      -----------
Cash flows from financing activities:
  Borrowings on line of credit........            --            --             --              --          350,000
  Repayments on line of credit........            --            --             --              --         (350,000)
  Proceeds of long-term debt..........            --            --             --              --        1,400,000
  Payments on long-term debt..........       (43,146)      (44,506)       (11,344)        (11,344)        (194,444)
  Proceeds from exercise of stock
    options...........................        10,461            --             --              --           29,127
  Repurchase of common stock..........            --      (784,240)    (1,054,397)     (1,054,397)      (1,429,656)
  Dividends paid......................       (92,216)           --             --              --               --
                                          ----------    ----------    -----------     -----------      -----------
         Net cash used in financing
           activities.................      (124,901)     (828,746)    (1,065,741)     (1,065,741)        (194,973)
                                          ----------    ----------    -----------     -----------      -----------
Net change in cash and cash
  equivalents.........................     1,158,126      (111,409)      (847,212)       (985,596)         210,429
Cash and cash equivalents, beginning
  of period...........................       841,888     2,000,014      1,888,605       1,888,605        1,041,393
                                          ----------    ----------    -----------     -----------      -----------
Cash and cash equivalents, end of
  period..............................    $2,000,014    $1,888,605    $ 1,041,393     $   903,009      $ 1,251,822
                                          ==========    ==========    ===========     ===========      ===========
Cash paid during the period for:
  Income taxes........................        51,892       950,152      1,578,823       1,112,154        2,279,645
  Interest............................    $    2,584    $    1,224    $     1,206     $        88      $    88,859
                                          ==========    ==========    ===========     ===========      ===========


See accompanying notes to financial statements.

                           ILX LIGHTWAVE CORPORATION
                         NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 1997, 1998 AND 1999

(INFORMATION FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 2000 IS UNAUDITED)


(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) NATURE OF BUSINESS

     ILX Lightwave Corporation (the Company) designs, manufactures and markets optical test and measurement equipment for sale in the United States and throughout the world. The Company has facilities located in Bozeman, Montana and Boulder, Colorado as well as sales and service centers located in Japan and England.

(b) USE OF ESTIMATES

     Management of the Company has made estimates and assumptions relating to the reporting of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

(C) CASH EQUIVALENTS

     For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments with maturities of three months or less at the date of purchase to be cash equivalents. Cash equivalents include certificates of deposit of $628,818 and $285,000 at December 31, 1998 and 1999, respectively.

(d) ACCOUNTING FOR CERTAIN DEBT AND EQUITY SECURITIES

     Debt securities for which the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity and are stated at amortized cost. Debt and equity securities held primarily for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in income. Debt and equity securities not classified as held-to-maturity or trading are classified as available-for-sale and reported at fair value with unrealized gains and losses, net of income taxes, shown as a separate component of shareholders' equity.

(e) ALLOWANCE FOR DOUBTFUL ACCOUNTS

     The Company assesses the need for an allowance for doubtful accounts based upon factors including past loss experience, known and inherent risks in the accounts, adverse situations that may affect a customer's ability to repay and current economic conditions.

(f) INVENTORIES

     Inventories are stated at the lower of standard cost (which approximate the first-in, first-out method) or market value. Inventory costs include labor, materials and certain direct and indirect costs related to inventory purchasing, production and storage.

(g) PROPERTY AND EQUIPMENT

     Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets, which are as follows:


ITEM                                                          EXPECTED USEFUL LIFE
----                                                          --------------------
Equipment...................................................  3 to 5 years
Furniture and fixtures......................................  7 years
Leasehold improvements......................................  Shorter of assets'
                                                              useful lives or lease
                                                              term


(h) WARRANTY COSTS

     The Company provides a limited one year warranty on all of its products and accrues estimated warranty costs at the time of sale.

(i) INCOME TAXES

     Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in tax expense in the period that includes the enactment date.

(j) REVENUE RECOGNITION

     The Company recognizes revenue from the sale of its products at the time title passes to the customer, which is, typically, when the products are shipped to domestic customers and when received by international customers.

(k) STOCK-BASED COMPENSATION


     The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, in accounting for its fixed plan stock options. As such, compensation expense for employee stock option grants is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. Compensation expense for nonemployee stock option grants is measured at the grant date based on the fair value of the award as required by SFAS No. 123. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic value-based method of accounting for employee stock option grants described above, and has adopted the disclosure requirements of SFAS No. 123.


(l) EARNINGS PER SHARE

     Basic earnings per share (EPS) is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or resulted in the issuance of common stock that would share in the earnings of the entity. Dilutive potential common shares are added to the weighted-average shares used to compute basic EPS.


     Effective February 5, 1999, the Company declared a three-for-one stock split (effected in the form of a two-for-one stock dividend). Effective July 13, 2000, the Company declared a three-for-one stock split (effected in the form of a two-for-one stock dividend). Effective August 24, 2000, the Company declared a four-for-one stock split (effected in the form of a three-for-one stock dividend).


     All share and per share data have been restated for the effect of the stock dividends, accounted for as stock splits. In conjunction with the stock splits, the Company's authorized shares were increased to 50,000,000.

(m) IMPAIRMENT OF LONG-LIVED ASSETS

     Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An asset is deemed impaired if the sum of the expected future cash flows is less than the carrying amount of the asset. If impaired, an impairment loss is recognized to reduce the carrying value of the asset to fair value. At December 31, 1998 and 1999 there were no assets that were considered impaired.

(n) FOREIGN CURRENCY TRANSACTIONS

     Gains and losses from foreign currency transactions are included in results of operations.

(o) RESEARCH AND DEVELOPMENT EXPENSES


     Research and development costs related to present and future products are expensed in the period incurred.


(p) FAIR VALUE OF FINANCIAL INSTRUMENTS

     The Company discloses the fair value for financial instruments, whether recognized or not recognized on the balance sheet. A financial instrument is defined as cash, evidence of an ownership interest in an entity, or a contract that both imposes a contractual obligation on one entity to deliver cash or another financial instrument to a second entity. Quoted market prices are used for fair value when available, but do not exist for some of the Company's financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques.

     The following assumptions and methods were used by the Company in estimating the fair value of its financial instruments:

     Cash and Cash Equivalents. The carrying amounts of cash and cash equivalents approximate fair value due to the liquid short-term nature of the instruments.

     Accounts Receivable, Accounts Payable, Accrued Expenses and Other Liabilities. The carrying amounts approximate fair value because of the short maturity of those instruments.

     Long-term Debt. The carrying amounts approximate fair value due to the debt bearing interest at a variable rate.

(q) UNAUDITED INFORMATION


     The financial statements include the unaudited balance sheet as of September 30, 2000 and the unaudited statements of income and cash flows for the nine months ended September 30, 1999 and 2000. In management's opinion, this information has been prepared on the same basis as the audited financial statements and reflects all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the financial information, in accordance with generally accepted accounting principles for interim financial information, for the period presented. Results for interim periods are not necessarily indicative of the results to be expected for the entire year.


(2) INVENTORY

     Inventory consists of the following:


                                                              DECEMBER 31,
                                                        ------------------------
                                                           1998          1999       SEPTEMBER 30, 2000
                                                        ----------    ----------    ------------------
                                                                                       (UNAUDITED)
Raw materials.......................................    $  911,694    $1,502,953        $3,737,511
Work-in-process.....................................       212,592       266,640           422,265
Finished goods......................................       240,964       258,197           358,698
                                                        ----------    ----------        ----------
                                                        $1,365,250    $2,027,790        $4,518,474
                                                        ==========    ==========        ==========


(3) PROPERTY AND EQUIPMENT

     Property and equipment consists of the following:


                                                              DECEMBER 31,
                                                        ------------------------
                                                           1998          1999       SEPTEMBER 30, 2000
                                                        ----------    ----------    ------------------
                                                                                       (UNAUDITED)
Equipment...........................................    $1,918,394    $2,336,233        $3,209,090
Furniture and fixtures..............................       218,154       269,714           266,267
Leasehold improvements..............................       124,371       145,413           149,285
                                                        ----------    ----------        ----------
                                                        $2,260,919    $2,751,360        $3,624,642
                                                        ==========    ==========        ==========



(4) LONG-TERM DEBT AND NOTE PAYABLE


     The Company has a revolving line of credit in the amount of $1,500,000, which had not been drawn at December 31, 1999. The line of credit bears interest at prime plus 1%. Interest is payable monthly, with any advances due July 27, 2000. The line of credit is secured by accounts receivable, investments, intangibles, inventory, and equipment. The line of credit agreement restricts, among other things, the ability of the Company to pay dividends, incur additional debt and alter the nature or scope of the Company's business without prior consent of the lender.


     (Unaudited) -- In October 2000, the Company amended the line of credit to increase the amount available to $5,000,000 bearing interest at prime plus .75% with a renewal date of October 22, 2001 and maturity date of October 22, 2002. No amounts were outstanding on the line of credit at September 30, 2000.



     (Unaudited) -- In April 2000, the Company also entered into a term loan in the amount of $1,400,000. See note 8.

(5) LEASE COMMITMENTS


     The Company leases its office and plant facilities in Bozeman under a non-cancelable operating lease with a term of ten years beginning April 1, 1994. The Company may extend the term of the lease at its option for up to three successive five-year terms. The lease agreement requires the Company to pay utilities, taxes and maintenance expenses on the property and requires monthly payments of $11,500. The Company also leases its office and plant facilities in Boulder under a non-cancelable operating lease with a term of three years beginning September 1998. The lease agreement requires the Company to pay utilities, taxes and maintenance expenses on the property and requires monthly payments of $9,203. Rent expense, included in general and administrative expenses in the statements of income, was $138,000, $171,053 and $245,285 for the years ended December 31, 1997, 1998 and 1999, respectively, and $175,452 and $239,113 for the nine months ended September 30, 1999 and 2000 (unaudited), respectively.



     The Company has sub-leased a portion of its office space in its Boulder facility beginning December 1998 on essentially the same terms as its operating lease. The sub-lease agreement requires the lessee to pay a pro-rata share of the utilities, tax and maintenance expense on the property and requires monthly payments of $618. Rent income, included in other income in the statements of income, was $618 and $7,416 for the years ended December 31, 1998 and 1999, respectively, and $5,562 and $5,562 for the nine months ended September 30, 1999 and 2000 (unaudited), respectively.


     Future minimum rental payments and sub-lease income for the next five years under these leases at December 31, 1999 are as follows:


                                                                PAYMENTS    INCOME
                                                                --------    ------
2000........................................................    $237,156    $7,416
2001........................................................     187,578        --
2002........................................................     138,000        --
2003........................................................     115,000        --
2004........................................................          --        --
                                                                --------    ------
                                                                $677,734    $7,416
                                                                ========    ======



     (Unaudited) -- During 2000 the Company has entered into three new lease agreements for office and plant facilities. The lease terms range from two to ten years. Future minimum payments under these leases at September 30, 2000 are as follows:



                                                                 PAYMENTS
                                                                ----------
2000........................................................    $  140,166
2001........................................................       720,735
2002........................................................       744,528
2003........................................................       690,030
2004........................................................       712,630
Thereafter..................................................     4,513,491
                                                                ----------
                                                                $7,521,580
                                                                ==========

(6) INCOME TAX EXPENSE

     Income tax expense (benefit) consists of the following:


                                                                                   NINE MONTHS ENDED
                                            YEARS ENDED DECEMBER 31,         ------------------------------
                                       ----------------------------------    SEPTEMBER 30,    SEPTEMBER 30,
                                         1997        1998         1999           1999             2000
                                       --------    --------    ----------    -------------    -------------
                                                                                      (UNAUDITED)
Current:
  Federal..........................    $383,430    $628,647    $1,074,190     $  864,014       $2,602,004
  State............................      92,109     150,019       246,790        193,271          566,467
                                       --------    --------    ----------     ----------       ----------
                                        475,539     778,666     1,320,980      1,057,285        3,168,471
                                       --------    --------    ----------     ----------       ----------
Deferred:
  Federal..........................       6,389      (5,780)      (42,956)       (37,065)        (119,104)
  State............................       1,119      (1,230)       (9,145)        (5,505)         (11,072)
                                       --------    --------    ----------     ----------       ----------
                                          7,508      (7,010)      (52,101)       (42,570)        (130,176)
                                       --------    --------    ----------     ----------       ----------
                                       $483,047    $771,656    $1,268,879     $1,014,715       $3,038,295
                                       ========    ========    ==========     ==========       ==========


     Income tax expense differed from "expected" income tax expense (computed by applying the Federal corporate income tax rate of 34% to income before income taxes) as follows:


                                                                                   NINE MONTHS ENDED
                                            YEARS ENDED DECEMBER 31,         ------------------------------
                                       ----------------------------------    SEPTEMBER 30,    SEPTEMBER 30,
                                         1997        1998         1999           1999             2000
                                       --------    --------    ----------    -------------    -------------
                                                                                      (UNAUDITED)
Computed "expected" tax expense....    $471,875    $747,790    $1,199,708     $  958,762       $2,624,394
Increase (decrease) resulting from:
  State taxes, net of Federal
     income tax benefit............      61,531      98,201       156,846        125,345          367,093
  Stock compensation...............          --          --            --             --          168,732
  Research tax credit..............     (50,000)    (76,000)      (85,000)       (67,000)        (121,000)
  Other, net.......................        (359)      1,665        (2,675)        (2,392)            (924)
                                       --------    --------    ----------     ----------       ----------
                                       $483,047    $771,656    $1,268,879     $1,014,715       $3,038,295
                                       ========    ========    ==========     ==========       ==========

     Differences between the financial statement carrying amounts and the tax bases of assets and liabilities that give rise to significant portions of deferred tax assets and liabilities are as follows:


                                                                   DECEMBER 31,
                                                               --------------------    SEPTEMBER 30,
                                                                 1998        1999          2000
                                                               --------    --------    -------------
                                                                                        (UNAUDITED)
Deferred tax assets:
  Compensation and employee benefits.......................    $ 26,473    $ 35,490      $ 134,860
  Accrued warranty expense.................................      53,240      38,338         73,366
  UNICAP adjustment to inventory...........................      10,103          --         46,671
  Reserve for bad debts....................................          --       7,691         14,613
                                                               --------    --------      ---------
       Deferred tax assets.................................      89,816      81,519        269,510
                                                               --------    --------      ---------
  Deferred tax liability:
  Property and equipment, principally due to differences in
     depreciation..........................................     (98,525)    (29,394)       (95,942)
  UNICAP adjustment to inventory...........................          --      (8,733)            --
                                                               --------    --------      ---------
       Deferred tax liabilities............................     (98,525)    (38,127)       (95,942)
                                                               --------    --------      ---------
       Net deferred tax asset (liability)..................    $ (8,709)   $ 43,392      $ 173,568
                                                               ========    ========      =========


     In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the existence of, or generation of, taxable income in the periods which those temporary differences are deductible. Management considers the scheduled reversal of deferred tax liabilities, taxes paid in carryback years, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and estimates of future taxable income over the periods which the deferred tax assets are deductible, at December 31, 1998 and 1999, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

(7) EARNINGS PER SHARE

     The following table sets forth the computation of basic and diluted earnings per share:


                                                                                    NINE MONTHS ENDED
                                         YEARS ENDED DECEMBER 31,             ------------------------------
                                 -----------------------------------------    SEPTEMBER 30,    SEPTEMBER 30,
                                    1997           1998           1999            1999             2000
                                 -----------    -----------    -----------    -------------    -------------
                                                                                       (UNAUDITED)
Average outstanding shares
  during the year on which
  basic earnings per share is
  calculated.................     44,051,742     42,344,628     39,932,580      40,899,456       33,501,793
Add:
  Incremental shares from
     assumed exercise of
     stock options...........        284,394        526,860      1,026,960       1,009,056        2,488,662
Add:
  Incremental shares from
     partially paid shares
     (see note 11)...........         53,943        296,100        353,952         345,096          553,177
                                 -----------    -----------    -----------     -----------      -----------
Average outstanding shares on
  which diluted earnings per
  share is calculated........     44,390,079     43,167,588     41,313,492      42,253,608       36,543,632
                                 ===========    ===========    ===========     ===========      ===========
Net income available to
  common shareholders........    $   904,820    $ 1,427,725    $ 2,259,673     $ 1,805,173      $ 4,680,510
                                 ===========    ===========    ===========     ===========      ===========
Basic earnings per share.....    $       .02    $       .03    $       .06     $       .04      $       .14
                                 ===========    ===========    ===========     ===========      ===========
Diluted earnings per share...    $       .02    $       .03    $       .05     $       .04      $       .13
                                 ===========    ===========    ===========     ===========      ===========



     Stock options to purchase 153,000, 72,000 and 174,000 shares for the year ended December 31, 1997, 1998 and 1999, respectively, and 219,200 and 144,000 shares for the nine months ended September 30, 1999 were outstanding, but were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the common shares, and therefore, the effect would be antidilutive.


(8) STOCK PURCHASE AGREEMENT AND STOCK OPTIONS


     In connection with an earlier sale of the Company's common stock, the Company entered into a stock purchase agreement with a shareholder. The stock purchase agreement provides the shareholder with certain future stock registration rights if the Company registers stock under the Securities Act. Except for shares excluded under the terms of the stock option plan, the agreement also provides the shareholder the option to retain its existing ownership percentage of 14.62% of the Company under future sales or exchanges of stock. In April 1998 the Company repurchased 3,240,000 shares for a total price of $720,000. In conjunction with this purchase, the Company entered into another stock purchase agreement with this shareholder. The agreement grants the Company an option to purchase all or any part of the shares owned by the shareholder through November 1, 2000. In September 1999, the Company repurchased 4,200,000 shares for a total price of $1,054,397.


     (Unaudited) -- On April 4, 2000 the Company exercised its option to repurchase the remaining 5,415,852 shares for a total price of $1,429,656. This resulted in a termination of the agreement. The repurchase was financed with a term loan in the amount of $1,400,000. The term loan bears interest at prime rate plus 1.5%, with principal payable in 36 equal installments of approximately $39,000 beginning May 31, 2000. The term loan is subject to the same restrictions as the line of credit (see note 4).

     During 1988, the Company established a stock option plan whereby certain key employees were eligible to receive incentive stock options and non-qualified stock options and certain directors and consultants were eligible to receive non-qualified stock options. During 1998, the original stock option plan expired and a new plan, with similar terms, was approved by the board of directors. The 1998 plan provides for the award of options for a maximum of 5,556,000 shares (unaudited) (restated for stock splits and including the additional authorization of 1,956,000 shares reserved for issuance under the 1998 plan (unaudited) in May 2000) of the Company's common stock. In connection with any option granted under the plan, the Company, may at its sole discretion, grant a stock appreciation right (SAR) which may be exercised as an alternative, but not in addition to, an option granted pursuant to the stock option plan. The exercise price of incentive stock options may not be less than fair market value at the date of the grant. Options are nontransferable and expire if not exercised within seven years from the date of the grant for options granted prior to September 4, 1998 and ten years for options granted on September 4, 1998 and thereafter. Vesting periods are determined on the date of grant and generally range from four to five years. Options vesting over four years generally vest 25 percent each year. Options vesting over five years vest 40 percent at the end of the second year and 20 percent annually thereafter.


     All options granted as of December 31, 1999 had exercise prices equal to fair value, as determined by the board of directors in accordance with the terms of the stock option plan, at the date of grant. At December 31, 1999 and September 30, 2000 (unaudited), total shares available for option grants under the 1998 plan to employees are 2,322,000 and 3,209,400, respectively. At December 31, 1999 and September 30, 2000 (unaudited), no SAR's had been granted.


     Stock option activity during the periods indicated is as follows:


                                                                 OPTIONS OUTSTANDING UNDER
                                                                  THE 1988 AND 1998 PLANS
                                                                ----------------------------
                                                                                 WEIGHTED
                                                                  NUMBER         AVERAGE
                                                                OF SHARES     EXERCISE PRICE
                                                                ----------    --------------
Outstanding at December 31, 1996 (2,203,200 exercisable)....     3,276,000        $  .16
Granted.....................................................     2,592,000           .14
Canceled....................................................    (3,096,000)          .17
Exercised...................................................      (180,000)          .11
                                                                ----------
Outstanding at December 31, 1997 (1,432,800 exercisable)....     2,592,000           .14
Granted.....................................................     1,296,000           .23
Canceled....................................................      (108,000)          .13
Exercised...................................................      (468,000)          .13
                                                                ----------
Outstanding at December 31, 1998 (1,190,880 exercisable)....     3,312,000           .18
Granted.....................................................     1,218,000           .27
Canceled....................................................    (1,128,000)          .22
                                                                ----------
Outstanding at December 31, 1999 (1,730,640 exercisable)....     3,402,000           .20
Granted (unaudited).........................................     1,930,400          3.07
Canceled (unaudited)........................................      (861,800)          .66
Exercised (unaudited).......................................      (144,400)          .20
                                                                ----------
Outstanding at September 30, 2000 (1,757,440 exercisable)
  (unaudited)...............................................     4,326,200          1.40
                                                                ==========

     The stock options outstanding at December 31, 1999 (adjusted for the February 1999, July 2000 and August 2000 stock splits) consist of the following:

          OUTSTANDING                  EXERCISABLE
--------------------------------   --------------------
                       WEIGHTED
           WEIGHTED    AVERAGE                 WEIGHTED
           AVERAGE    REMAINING                AVERAGE
 NUMBER    EXERCISE    TERM TO      NUMBER     EXERCISE
OF SHARES   PRICE     EXPIRATION   OF SHARES    PRICE
---------  --------   ----------   ---------   --------
1,404,000..   $.13    4.27 Years   1,296,000     $.13
 792,000..    .22     5.62 Years     192,240      .21
1,206,000..    .27    9.61 Years     192,000      .31
---------                          ---------
3,402,000..    .20                 1,680,240      .16
=========                          =========


     (Unaudited) -- The stock options outstanding at September 30, 2000 consist of the following:



          OUTSTANDING                  EXERCISABLE
--------------------------------   --------------------
                       WEIGHTED
           WEIGHTED    AVERAGE                 WEIGHTED
           AVERAGE    REMAINING                AVERAGE
 NUMBER    EXERCISE    TERM TO      NUMBER     EXERCISE
OF SHARES   PRICE     EXPIRATION   OF SHARES    PRICE
---------  --------   ----------   ---------   --------
2,837,600..  $  .21   5.60 Years   1,737,440    $  .16
 831,000..    1.10    9.73 Years      20,000     10.29
 531,200..    6.10    9.39 Years          --        --
---------                          ---------
 126,400..   10.29    9.92 Years          --        --
---------                          ---------
4,326,200..    1.40                1,757,440       .29
=========                          =========


     For the purposes of computing pro forma net income, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model. The assumptions used to value the option grant are as follows:


                                                                                    NINE MONTHS ENDED
                                           YEARS ENDED DECEMBER 31,           ------------------------------
                                     -------------------------------------    SEPTEMBER 30,    SEPTEMBER 30,
                                      1997         1998           1999            1999             2000
                                     -------    -----------    -----------    -------------    -------------
                                                                                       (UNAUDITED)
Dividend yield...................         0%             0%             0%              0%               0%
Expected term....................    4 years        4 years        6 years         4 years          6 years
Risk-free interest rate..........       6.0%    5.6% - 5.8%    4.8% - 6.0%     4.6% - 5.3%      4.3% - 6.5%
Volatility rate..................         0%             0%             0%              0%            109%*
Average calculated fair value....       $.03           $.06           $.07            $.05            $2.10



*Grants after September 1, 2000; grants prior to September 1, 2000 do not include a volatility factor.


     The Company applies the intrinsic value method in accounting for its grants of options. Option valuation models require the input of highly subjective assumptions. Because the Company's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

     For purposes of the pro forma disclosures, the estimated fair value of the options is amortized to expense over the vesting period of the options. Had the Company determined compensation cost based on the fair value at the grant date for its stock options using the fair value method, the Company's net income would have been reduced to the pro forma amounts indicated below:


                                                                                FOR THE NINE MONTHS ENDED
                                        FOR THE YEARS ENDED DECEMBER 31,      ------------------------------
                                      ------------------------------------    SEPTEMBER 30,    SEPTEMBER 30,
                                        1997         1998          1999           1999             2000
                                      --------    ----------    ----------    -------------    -------------
                                                                                       (UNAUDITED)
Net income-
  As reported.....................    $904,820    $1,427,725    $2,259,673     $1,805,173       $4,680,510
  Pro forma.......................     882,621     1,420,200     2,229,976      1,788,934        4,695,733
Basic earnings per share-
  As reported.....................         .02           .03           .06            .04              .14
  Pro forma.......................         .02           .03           .06            .04              .13
Diluted earnings per share-
  As reported.....................         .02           .03           .05            .04              .14
  Pro forma.......................    $    .02    $      .03    $      .05     $      .04       $      .13
                                      ========    ==========    ==========     ==========       ==========


     During the year ended December 31, 1999, the Company recognized $14,800 of director stock compensation expense as a result of a director stock grant of 48,000 shares. The deemed fair value of the stock on the date of grant was $.31 per share determined by the board of directors.


     (Unaudited) -- During the nine months ended September 30, 2000 the Company recognized employee stock compensation and director stock compensation expense of $610,671 and $18,200, respectively. The stock compensation expense is related to the amortization of deferred compensation related to stock option grants for which the deemed fair value of the grants exceeded the options' exercise price on the date of grant. Stock compensation related to employee stock options is being amortized on an accelerated method.


(9) RISK CONCENTRATIONS

     Export Sales: Export sales, as a percentage of total sales, consist of the following:


                                                 YEARS ENDED               NINE MONTHS ENDED
                                                 DECEMBER 31,        ------------------------------
                                             --------------------    SEPTEMBER 30,    SEPTEMBER 30,
                                             1997    1998    1999        1999             2000
                                             ----    ----    ----    -------------    -------------
                                                                     (UNAUDITED)      (UNAUDITED)
Europe.....................................   13%      9%     17%         19%              18%
Asia/Pacific...............................   20      13      12          12               12
                                              --      --      --          --               --
                                              33%     22%     29%         31%              30%
                                              ==      ==      ==          ==               ==



     Major Customers: The Company had two customers that accounted for 10% or more of total sales during the year ended December 31, 1999. Revenues for these two customers were $4,449,960, or 25% of total sales, and $1,853,878, or 10%, respectively, of total sales. These two customers comprised 30% of the accounts receivable as of December 31, 1999. The loss of these customers could have a material adverse impact of the Company's financial position and results of operations.


     Suppliers: The Company had two suppliers that accounted for 10% or more of inventory purchases during the year ended December 31, 1999. Inventory purchases from these two suppliers were $1,962,308, or 26% of total purchases, and $1,565,177, or 21% of total purchases, in the year ended December 31, 1999. The interruption in the supply of inventory from these suppliers could have a material adverse impact on the Company's financial position and results of operations.

(10) EMPLOYEE BENEFIT PLANS


     The Company has a 401(k) savings plan covering substantially all employees. Eligible employees may contribute up to 15% of their salary and the Company makes matching contributions of up to 100% of the employee contribution, limited to 2% of salary. Employees vest in Company contributions in 20% increments in service years two to six, being fully vested at the end of six years of service. The Company's contributions for the years ended December 31, 1997, 1998 and 1999 and for the nine months ended September 30, 1999 and 2000 (unaudited) were approximately $24,000, $33,000, $38,000, $26,000 and $45,000, respectively.



     (Unaudited) -- On May 5, 2000, the Company's Board of Directors approved the ILX Lightwave Corporation Employee Stock Purchase Plan ("Stock Purchase Plan") (subsequently amended on July 7, 2000). All employees of the Company are eligible to participate. The total number of shares available for issuance under the Stock Purchase Plan is 600,000. Under the Stock Purchase Plan, the Company will offer to sell shares of its common stock on the last business day in August 2001 and thereafter each approximate six month period beginning on September 1 and March 1 of each year ending on the last business day in February and August of each year (the "Purchase Period"). Shares will be purchased at the lesser of 85% of the fair market value of the Company's common stock on the first or last business day of that Purchase Period. The Plan includes limitations on the amount of contributions that may be made under the Plan to 10% of an employee's annual compensation, up to $2,500, each Purchase Period. Employees owning 5% or more of the Company's common stock, either directly or indirectly, are not allowed to purchase additional shares under the Plan.


(11) NOTES RECEIVABLE SECURED BY COMMON STOCK

     During 1996, 1997 and 1998, a shareholder exercised options to purchase 90,000, 90,000 and 468,000 shares, respectively, of the Company's common stock. These purchases were financed with long-term recourse notes in the amount of $9,200, $9,200 and $58,500, respectively, from the Company. The terms of the notes require annual interest payments at a rate of 6.25%, 6.25% and 5.75%, respectively, and principal payments at maturity, December 2003, June 2004 and January 2003, respectively. The notes are secured by the shares of common stock issued.

(12) SUBSEQUENT EVENT (UNAUDITED)


     The Company effected stock splits on July 13, 2000 and August 24, 2000. See note 1(l).



     On July 14, 2000, the Company's Board of Directors granted 591,000 stock options to certain employees of the Company. The exercise price of the options is $1.08. The options have a five year vesting period.


     On July 28, 2000 the Company's Board of Directors granted 515,000 stock options to certain employees of the Company. The exercise price of the options is $6.10. The options have a four year vesting period.


     On August 30, 2000, the Company's Board of Directors granted 126,400 stock options to certain employees of the Company. The exercise price of the options is $10.29. The options generally have a four year vesting period.

     [The inside back cover of the prospectus contains our logo and the phrase "Innovative Optical Test and Measurement Equipment" at the bottom of the page]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                                5,000,000 SHARES


                              [ILX LIGHTWAVE LOGO]

                                  COMMON STOCK

                            -----------------------

                                   PROSPECTUS
                             ----------------------

                                   CHASE H&Q
                           U.S. BANCORP PIPER JAFFRAY
                                 WIT SOUNDVIEW

                               ------------------

                                           , 2000
                               ------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF OUR COMMON STOCK.

     WE HAVE NOT TAKEN ANY ACTION IN ANY JURISDICTION OUTSIDE THE UNITED STATES TO PERMIT A PUBLIC OFFERING OF THE COMMON STOCK OR POSSESSION AND DISTRIBUTION OF THIS PROSPECTUS IN THAT JURISDICTION. PERSONS WHO COME INTO POSSESSION OF THIS PROSPECTUS IN JURISDICTIONS OUTSIDE THE UNITED STATES ARE REQUIRED TO INFORM THEMSELVES ABOUT AND TO OBSERVE ANY RESTRICTIONS AS TO THIS OFFERING AND THE DISTRIBUTION OF THIS PROSPECTUS APPLICABLE TO THAT JURISDICTION.

     UNTIL             , 2000, ALL DEALERS THAT EFFECT TRANSACTIONS IN THESE
SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALER'S OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS AN UNDERWRITER AND WITH RESPECT TO UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     Except as set forth below, the following fees and expenses will be paid by us in connection with the issuance and distribution of the securities registered hereby and do not include underwriting commissions and discounts. All expenses, except for the SEC registration, NASD filing and Nasdaq listing fees, are estimated.

                                                                  AMOUNT
                                                                TO BE PAID
                                                                ----------
SEC registration fee........................................     $ 30,360
NASD filing fee.............................................       12,000
Nasdaq National Market listing fee..........................       95,000
Legal fees and expenses.....................................      300,000
Accounting fees and expenses................................      250,000
Transfer agent's and registrar's fees.......................        5,000
Printing and engraving expenses.............................      125,000
Miscellaneous...............................................       57,640
                                                                 --------
     Total..................................................      875,000
                                                                 ========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 302A.521 of the Minnesota Statutes provides that a corporation shall indemnify any person made or threatened to be made a party to a proceeding by reason of the former or present official capacity of such person against judgments, penalties, fines (including, without limitation, excise taxes assessed against such person with respect to any employee benefit plan), settlements and reasonable expenses, including attorneys' fees and disbursements, incurred by such person in connection with the proceeding, if, with respect to the acts of omissions of such person complained of in the proceeding, such person (1) has not been indemnified therefore by another organization or employee benefit plan for the same judgments, penalties or fines; (2) acted in good faith; (3) received no improper personal benefit and
Section 302A.255 (with respect to director conflicts of interest), if applicable, has been satisfied; (4) in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and (5) in the case of acts or omissions in such person's official capacity for the corporation, reasonably believed that the conduct was in the best interest of the corporation, or in the case of acts or omissions in such person's official capacity for other affiliated organizations, reasonably believed that the conduct was not opposed to the best interest of the corporation. Section 302A.521 also requires payment by a corporation, upon written request, of reasonable expenses in advance of final disposition of the proceeding in certain instances. A decision as to required indemnification is made by a disinterested majority of the Board of Directors present at a meeting at which a disinterested quorum is present, or by a designated committee of the Board, by special legal counsel, by the stockholders or by a court.

     Provisions regarding indemnification of our officers and directors to the extent permitted by Section 302A.521 are contained in our article of incorporation and bylaws.

     We intend to purchase a policy of directors' and officers' liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances, including securities law claims.

     The Underwriting Agreement contained in Exhibit 1.1 to this registration statement provides that the underwriters are obligated, under certain circumstances, to indemnify our directors and officers against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     Since June 30, 1997, we have issued and sold the following securities that were not registered under the Securities Act:

     - On January 28, 1998, we issued 468,000 shares of our common stock to our Chief Financial Officer upon the exercise of previously granted stock options and in exchange for promissory notes totalling $58,500. The stock was issued in reliance upon the exemption contained in Section 4(2) of the Securities Act for a transaction not involving a public offering.

     - On February 5, 1999, we issued 2,289,100 shares of common stock to reflect our three-for-one stock split (in the form of a two-for-one stock dividend) effective on that date.

     - On December 7, 1999, we issued 48,000 shares of our common stock as compensation to one of our directors. The stock was issued in reliance upon the exemption contained in Section 4(2) of the Securities Act for a transaction not involving a public offering.

     - On July 13, 2000, we issued 5,272,658 shares of common stock to reflect our three-for-one stock split (in the form of a two-for-one stock dividend) effective on that date.

     - On August 24, 2000, we issued 23,726,961 shares of common stock to reflect our four-for-one stock split (in the form of a three-for-one stock dividend) effective on that date.


     - In September 2000, we issued 144,400 shares of our common stock to two employees and one outside director upon the exercise of previously granted stock options.



     - From June 30, 1997 through October 16, 2000, we granted stock options to our employees, directors and consultants under our 1988 stock option plan and 1998 stock option plan pursuant to which the optionees may purchase up to an aggregate of 5,056,400 shares of our common stock at exercise prices ranging from $0.13 to $12.46 per share. Of the options we granted during this period, options to purchase a total of 4,326,000 shares of our common stock remain outstanding as of September 30, 2000. The options were granted in reliance upon Rule 701 of the Securities Act.


     The sale and issuance of these securities were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act, or Rule 701 promulgated thereunder in that the securities were offered and sold either pursuant to written compensatory benefit plans or pursuant to a written contract relating to compensation.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits


NUMBER                            DESCRIPTION
------                            -----------
 1.1*     Form of Underwriting Agreement
 3.1      Amended and Restated Articles of Incorporation of the
          Company
 3.2      Amended and Restated Bylaws of the Company
 4.1      Specimen of Common Stock certificate
 5.1      Opinion of Dorsey & Whitney LLP
10.1      Employee Stock Purchase Plan
10.2+     1988 Stock Option Plan

NUMBER                            DESCRIPTION
------                            -----------
10.3+     1998 Long-Term Incentive and Stock Option Plan
10.4      Form of 2000 Stock Incentive Plan
10.5+     Lease Agreement dated June 29, 2000 between the Company and
          Anthony Wayne Oil Corporation
10.6+     Sublease Agreement dated August 10, 1998 between the Company and Exabyte, assigned to Nautilus Court II Partnership, Ltd.
          December 21, 1999
10.7+     Lease Agreement dated December 22, 1992 between the Company and Anthony Wayne Oil Corporation
10.8      Loan and Security Agreement dated June 28, 1999 between
          Silicon Valley Bank and the Company, as amended by the First
          Amendment to Loan and Security Agreement dated March 23,
          2000 and the Second Amendment to Loan and Security Agreement
          dated October 23, 2000
10.9      Lease Agreement dated September 18, 2000 between the Company and DePuzzo Investment Group, LLC
10.10     Promissory Notes issued by Randall T. Dugger to the Company dated December 30, 1996, June 9, 1997 and January 28, 1998
23.1      Consent of KPMG LLP
23.2      Consent of Dorsey & Whitney LLP (included in Exhibit 5.1 to the Registration Statement)
24.1      Powers of Attorney (included on signature page and in
          Exhibit 24.1)
27.1      Financial Data Schedule


-------------------------

*To be filed by amendment.


+ Previously filed.


     (b) Financial Statement Schedules

         None

ITEM 17. UNDERTAKINGS

     The undersigned registrant hereby undertakes that:

     The registrant will provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     For purposes of determining any liability under the Securities Act of 1933, the registrant will treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act as part of this registration statement as of the time the Securities and Exchange Commission declared it effective.

     For the purpose of determining any liability under the Securities Act of 1933, the registrant will treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and will treat that offering of the securities at that time as the initial bona fide offering of those securities.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bozeman, State of Montana, on November 3, 2000.


                                          ILX LIGHTWAVE CORPORATION

                                          By:    /s/ LAWRENCE A. JOHNSON
                                            ------------------------------------
                                              Lawrence A. Johnson
                                              Chairman, Chief Executive Officer
                                              and President


     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the registration statement has been signed by the following persons in the capacities indicated on November 3, 2000.



                SIGNATURE                                      TITLE
                ---------                                      -----

         /s/ LAWRENCE A. JOHNSON              Chairman, Chief Executive Officer and
------------------------------------------    President (principal executive officer)
           Lawrence A. Johnson

          /s/ RANDALL T. DUGGER               Vice President Finance and
------------------------------------------    Administration and Chief Financial
            Randall T. Dugger                 Officer (principal financial officer
                                              and principal accounting officer)

                    *                         Director
------------------------------------------
            Frederick R. Hume

                    *                         Director
------------------------------------------
            Glenden F. Johnson

                    *                         Director
------------------------------------------
             Steven M. Quist

                    *                         Director
------------------------------------------
              James C. Wyant

                    *                         Director
------------------------------------------
            William R. Walker

                    *                         Director
------------------------------------------
            David I. Polinsky

        *By: /s/ RANDALL T. DUGGER
------------------------------------------
            Randall T. Dugger
             Attorney-in-fact

                                 EXHIBIT INDEX


NUMBER                               DESCRIPTION
------                               -----------
  3.1        Amended and Restated Articles of Incorporation of the
             Company.
  3.2        Amended and Restated Bylaws of the Company.
  4.1        Specimen of Common Stock certificate.
  5.1        Opinion of Dorsey & Whitney LLP.
 10.1        Employee Stock Purchase Plan.
 10.4        Form of 2000 Stock Incentive Plan.
 10.8        Loan and Security Agreement dated June 28, 1999 between
             Silicon Valley Bank and the Company, as amended by the First
             Amendment to Loan and Security Agreement dated March 23,
             2000 and the Second Amendment to Loan and Security Agreement
             dated October 23, 2000.
 10.9        Lease Agreement dated September 18, 2000 between the Company and Depuzzo Investment Group, LLC.
 10.10       Promissory Notes issued by Randall T. Dugger to the Company dated December 30, 1996, June 9, 1997 and January 28, 1998.
 23.1        Consent of KPMG LLP.
 23.2        Consent of Dorsey & Whitney LLP (included in Exhibit 5.1 to the Registration Statement).
 24.1        Powers of Attorney (included on signature page and in
             Exhibit 24.1).
 27.1        Financial Data Schedule.